UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NUVALENT, INC.

(Name of Subject Company)

NUVALENT, INC.

(Name of Person(s) Filing Statement)

Class A Common Stock, $0.0001 par value per share

Class B Common Stock, $0.0001 par value per share

(Title of Class of Securities)

670703107

(CUSIP Number of Class A Common Stock)

James R. Porter

Chief Executive Officer

Nuvalent, Inc.

One Broadway, 14th Floor,

Cambridge, Massachusetts 02142

(857) 357-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Emily Oldshue

Nicholas Roper

Ropes & Gray LLP

800 Boylston Street, Prudential Tower

Boston, MA 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company is Nuvalent, Inc., a Delaware corporation (the “Company” or “Nuvalent”). The address of the Company’s principal executive offices is One Broadway, 14th Floor, Cambridge, Massachusetts 02142, and the telephone number of its principal executive offices is (857) 357-7000.

(b) Securities.

The title of each class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s Class A Common Stock, $0.0001 par value per share (the “Class A Shares”), and Class B Common Stock, $0.0001 par value per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”). As of June 17, 2026, there were (i) 73,899,592 Class A Shares issued and outstanding, (ii) 5,435,254 Class B Shares issued and outstanding, (iii) 7,759,025 Class A Shares subject to issuance pursuant to outstanding options to purchase Class A Shares (each such option, a “Company Stock Option”), (iv) 1,174,483 Class A Shares subject to issuance pursuant to outstanding restricted stock units denominated in Class A Shares that are subject solely to time-based vesting (each such restricted stock unit, a “Company RSU”), and (v) 360,227 Class A Shares subject to issuance pursuant to outstanding restricted stock units denominated in Class A Shares that are subject to time- and performance-based vesting (each such restricted stock unit, a “Company PSU”).

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above and incorporated herein by reference.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Harmony Row Acquisition Co., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of GlaxoSmithKline LLC, a Delaware limited liability company (“Parent”), which is an indirect wholly owned subsidiary of GSK plc, a public limited company organized under the laws of England and Wales (“GSK or “Ultimate Parent”), to purchase any and all of the outstanding Shares of the Company in exchange for $124.00 per Share, net to the seller in cash, without interest (such consideration as it may be increased from time to time pursuant to the terms of the Merger Agreement (as defined below), the “Offer Price”), subject to any applicable withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed jointly by Ultimate Parent, Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 24, 2026. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer will expire at one minute after 11:59 p.m., Eastern Time, on July 14, 2026, unless extended to a subsequent date in accordance with the terms of the Merger Agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 9, 2026, by and among Parent, Purchaser, the Company and, solely for purposes of Section 9.14 therein, Ultimate Parent (as it may be amended or supplemented from time to time, the “Merger Agreement”). The consummation of the Offer is conditioned upon, among other things, (a) there being validly tendered in the Offer and “received” by the “depositary” (as such term is defined in Section 251(h) of the Delaware General Corporation Law, as amended

(“DGCL”)), and not validly withdrawn prior to the expiration date of the Offer, that number of Class A Shares that, together with the number of Class A Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly owned subsidiaries), represents at least a majority of the Class A Shares outstanding as of the consummation of the Offer (the “Minimum Tender Condition”) and (b) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder (the “HSR Act”) (and any extension thereof) in respect of the Transactions (as defined below), having expired or been terminated.

The Merger Agreement provides that, among other things, upon the terms and subject to certain conditions and in accordance with Section 251(h) of the DGCL, at the Effective Time (as defined below), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly owned subsidiary of Parent. The closing of the Merger (the “Closing”) will take place as soon as practicable following the consummation of the Offer (but in any event no later than the first business day thereafter), after the satisfaction or, to the extent permitted by law, waiver of the conditions set forth above, without a meeting of Nuvalent’s stockholders in accordance with Section 251(h) of the DGCL.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of the Company or owned by the Company or its subsidiary immediately prior to the Effective Time, (ii) Shares owned by Ultimate Parent, Parent, Purchaser or any direct or indirect wholly owned subsidiary of Ultimate Parent, Parent or Purchaser immediately prior to the Effective Time, and (iii) Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”), subject to any applicable withholding taxes. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.”

The Merger Agreement also provides that each Company Stock Option granted under the Company’s 2017 Stock Option and Grant Plan (the “2017 Plan”) and the Company’s 2021 Stock Option and Incentive Plan (the “2021 Plan”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and in exchange therefor the holder will be entitled to receive an amount in cash, without interest and less applicable tax withholdings, equal to (i) the total number of Class A Shares subject to such Company Stock Option immediately prior to the Effective Time (assuming full vesting of such Company Stock Option), multiplied by (ii) the excess, if any, of the Offer Price over the applicable exercise price payable per Class A Share under such Company Stock Option. As of the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and in exchange therefor the holder will be entitled to receive an amount in cash, without interest and less applicable tax withholdings, equal to (i) the total number of Class A Shares subject to (or deliverable under) such Company RSU immediately prior to the Effective Time (assuming full vesting of such Company RSU), multiplied by (ii) the Offer Price. As of the Effective Time, each Company PSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and in exchange therefor the holder will be entitled to receive an amount in cash, without interest and less applicable tax withholdings, equal to (i) the total number of Class A Shares subject to (or deliverable under) such Company PSU immediately prior to the Effective Time (assuming applicable performance goals are achieved in full), multiplied by (ii) the Offer Price.

The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized in Section 11— “The Merger Agreement; Other Agreements” of the Offer to Purchase.

The foregoing summary and description of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement, which are each incorporated herein by reference.

Parent formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of Parent and Purchaser is 1250 South Collegeville Road, Collegeville, PA 19426.

For the reasons described below, the Company’s Board of Directors (the “Company Board”) supports the Transactions and recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

Interests of Certain Persons

The Company’s executive officers and members of the Company Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of the Company’s stockholders generally. The Company Board was aware of these interests and considered them, among other matters, in evaluating and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and in recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. These interests are described in more detail below.

Outstanding Shares Held by Executive Officers and Directors

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company as described under Item 2 above. As of June 17, 2026, the executive officers and directors of the Company beneficially owned, in the aggregate, 375,268 Class A Shares (which, for clarity, excludes Shares subject to outstanding Company Stock Options, Company RSUs and Company PSUs).

The following table sets forth (i) the number of Shares beneficially owned as of June 17, 2026, by each of the Company’s executive officers and directors (which, for clarity, excludes Shares subject to outstanding Company

Stock Options, Company RSUs and Company PSUs) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Executive Officers and Directors	Number of Class A Shares (#)	Cash Consideration for Class A Shares ($)
James R. Porter, Ph.D.	203,529	25,237,596
Alexandra Balcom, MBA, CPA	44,433	5,509,692
Benjamin Lane, Ph.D.	20,935	2,595,940
Deborah Miller, Ph.D., J.D.	18,534	2,298,216
Darlene Noci, ALM	17,017	2,110,108
Henry E. Pelish, Ph.D.	20,138	2,497,112
Christopher D. Turner, M.D.	31,530	3,909,720
Grant C. Bogle	3,714	460,536
Michael L. Meyers, M.D., Ph.D.	5,146	638,104
Christy Oliger	—	—
Joseph Pearlberg, M.D., Ph.D.(1)	—	—
Anna Protopapas	5,146	638,104
Ron Squarer	—	—
Sapna Srivastava, Ph.D.	5,146	638,104
Cameron A. Wheeler, Ph.D.(2)	—	—

All executive officers and directors as a group (15 persons)	375,268	46,533,232

(1)

Joseph Pearlberg, M.D., Ph.D.’s term as a member of the Company Board ended upon the Company’s 2026 annual meeting of stockholders held on June 16, 2026, and he no longer serves as a director of the Company. Dr. Pearlberg is an employee of Deerfield Management Company, L.P. Dr. Pearlberg holds his securities for the benefit, and at the direction, of Deerfield Management Company, L.P. Dr. Pearlberg has no pecuniary interest in the Class A Shares held for the benefit of Deerfield Management Company, L.P. and disclaims beneficial ownership of such securities. Dr. Pearlberg is included in this table because he was a director of the Company at the time the Merger Agreement was executed and entered into a Tender and Support Agreement with Parent and Purchaser on June 9, 2026.

(2)

Cameron Wheeler, Ph.D., is a partner in Deerfield Management Company, L.P. Dr. Wheeler holds his securities for the benefit, and at the direction, of Deerfield Management Company, L.P. Dr. Wheeler has no pecuniary interest in the Class A Shares or other securities held for the benefit of Deerfield Management Company, L.P. and disclaims beneficial ownership of such securities.

Treatment of Company Equity Awards

Treatment of Company Stock Options

Each Company Stock Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled at the Effective Time, and the holder of such cancelled Company Stock Option will be entitled to receive in consideration of the cancellation of such Company Stock Option, an amount in cash (without interest and less applicable tax withholdings) equal to the product of (x) the total number of Class A Shares subject to such Company Stock Option immediately prior to the Effective Time (assuming full vesting of such Company Stock Option) multiplied by (y) the excess, if any, of the Offer Price over the applicable exercise price payable per Class A Share under such Company Stock Option.

Treatment of Company RSUs

Each Company RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled at the Effective Time, and the holder of such cancelled Company RSU will be entitled to receive in consideration of the cancellation of such Company RSU, an amount in cash (without interest and less applicable tax withholdings) equal to the product of (x) the total number of Class A Shares subject to (or deliverable under) such Company RSU immediately prior to the Effective Time (assuming full vesting of such Company RSU) multiplied by (y) the Offer Price.

Treatment of Company PSUs

Each Company PSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled at the Effective Time, and the holder of such cancelled Company PSU will be entitled to receive in consideration of the cancellation of such Company PSU, an amount in cash (without interest and less applicable tax withholdings) equal to the product of (x) the total number of Class A Shares subject to (or deliverable under) such Company PSU immediately prior to the Effective Time (assuming applicable performance goals are achieved in full) multiplied by (y) the Offer Price.

Treatment of the Company ESPP

The Company maintains the Nuvalent, Inc. Amended and Restated 2021 Employee Stock Purchase Plan (the “Company ESPP”), which permits eligible employees to purchase Class A Shares at a discount through payroll deductions. Pursuant to the Merger Agreement, the Company will continue to operate the Company ESPP in accordance with its terms and past practice. If the Effective Time is expected to occur prior to the end of the purchase period in effect on the date of the Merger Agreement, the Company will provide for an earlier purchase date under the Company ESPP, which will be prior to the Effective Time and as close to the Effective Time as is administratively practicable. The Company will suspend the commencement of any offering under the Company ESPP commencing after the current offering until and unless the Merger Agreement is terminated. Any Class A Shares purchased under the Company ESPP prior to the Effective Time will be treated the same as other outstanding Shares in the Merger.

Aggregate Cash Consideration in Respect of Company Equity Awards

The approximate value of the cash payments that each executive officer and director of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her Company Stock Options, Company RSUs and Company PSUs (assuming that each such executive officer and director does not otherwise exercise any outstanding and vested Company Stock Options, that no Company RSUs or Company PSUs vest and that no Company Stock Options, Company RSUs or Company PSUs are forfeited, in each case between June 17, 2026 and the Effective Time) is set forth in the table below. This information is based on the number of Company Stock Options, Company RSUs and Company PSUs held by the Company’s executive officers and directors as of June 17, 2026.

Executive Officers and Directors	Number of Class A Shares Subject to Company Stock Options (#)	Cash Consideration for Company Stock Options ($)	Number of Company RSUs (#)	Cash Consideration for Company RSUs ($)	Number of Company PSUs (#)(1)	Cash Consideration for Company PSUs ($)
James R. Porter, Ph.D.	2,058,968	217,087,347	121,350	15,047,400	40,025	4,963,100
Alexandra Balcom, MBA, CPA	346,862	32,650,838	41,100	5,096,400	14,350	1,779,400
Benjamin Lane, Ph.D.	80,989	4,521,972	29,433	3,649,692	7,120	882,880
Deborah Miller, Ph.D., J.D.	311,262	26,614,100	41,100	5,096,400	14,350	1,779,400
Darlene Noci, ALM	241,153	18,442,901	41,100	5,096,400	14,350	1,779,400
Henry E. Pelish, Ph.D.	118,253	6,387,278	45,466	5,637,784	14,350	1,779,400
Christopher D. Turner, M.D.	659,640	65,411,603	41,100	5,096,400	14,350	1,779,400
Grant C. Bogle	8,998	347,845	5,577	691,548	—	—
Michael L. Meyers, M.D., Ph.D.	71,297	6,717,364	3,444	427,056	—	—
Christy Oliger	6,119	296,588	7,415	919,460	—	—
Joseph Pearlberg, M.D., Ph.D.(2)	85,936	8,451,207	—	—	—	—
Anna Protopapas	77,936	7,673,807	3,444	427,056	—	—
Ron Squarer	4,418	80,673	6,281	778,844	—	—
Sapna Srivastava, Ph.D.	111,436	11,179,707	3,444	427,056	—	—
Cameron A. Wheeler, Ph.D.(3)	85,936	8,451,207	3,444	427,056	—	—

All executive officers and directors as a group (15 persons)	4,269,203	414,314,437	393,698	48,818,552	118,895	14,742,980

(1)	The number of Company PSUs set forth in this column assumes that all applicable performance goals are achieved in full, as contemplated by the Merger Agreement.
(2)

Dr. Pearlberg’s term as a member of the Company Board ended upon the Company’s 2026 annual meeting of stockholders held on June 16, 2026 and he no longer serves as a director of the Company. Dr. Pearlberg is an employee of Deerfield Management Company, L.P. Dr. Pearlberg holds his securities for the benefit, and at the direction, of Deerfield Management Company, L.P. Dr. Pearlberg has no pecuniary interest in the Class A Shares held for the benefit of Deerfield Management Company, L.P. and disclaims beneficial ownership of such securities. Dr. Pearlberg is included in this table because he was a director of the Company at the time the Merger Agreement was executed and entered into a Tender and Support Agreement with Parent and Purchaser on June 9, 2026.

(3)

Dr. Wheeler is a partner in Deerfield Management Company, L.P. Dr. Wheeler holds his securities for the benefit, and at the direction, of Deerfield Management Company, L.P. Dr. Wheeler has no pecuniary interest in the Class A Shares or other securities held for the benefit of Deerfield Management Company, L.P. and disclaims beneficial ownership of such securities.

Employment Agreements and Change in Control Arrangements

The employment agreements with the Company’s executive officers (collectively, the “Employment Agreements”) provide for severance payments and benefits in connection with specified termination events, subject to the executive officer’s execution and the effectiveness of a separation agreement and release. The terms “cause,” “good reason” and “change in control” referred to below are defined in the executive officer’s respective employment agreement.

If an executive officer’s employment is terminated by the Company without cause or by the executive for good reason outside of a change in control, he or she will be entitled to receive (i) payment of his or her then-current base salary for a specified period following termination (12 months for Dr. Porter and nine months for all other executive officers), payable in installments in accordance with the Company’s payroll practices; (ii) in the case of Dr. Porter, if such termination occurs following the end of the calendar year and Dr. Porter has earned but not yet been paid his annual bonus, payment of such prior year bonus; and (iii) subject to electing Continuation of Health Coverage (“COBRA”), continued payment of the monthly employer health insurance contribution for a period equal to the base salary continuation period (12 months for Dr. Porter and nine months for all other executive officers).

If an executive officer’s employment is terminated by the Company without cause or by the executive for good reason within 12 months following a change in control of the Company, he or she will be entitled to receive (i) a lump-sum cash severance payment equal to a specified multiple of the sum of the executive’s base salary and target annual bonus (or the executive’s target bonus in effect immediately prior to the change in control, if higher) (24 months of base salary plus 1.5 times target bonus for Dr. Porter and 18 months of base salary plus one times target bonus for all other executive officers); (ii) in the case of Dr. Porter, the prior year bonus described above; (iii) subject to electing COBRA, continued payment of the monthly employer health insurance contribution for a specified period following the executive’s termination (24 months for Dr. Porter and 18 months for all other executive officers); and (iv) accelerated vesting of all outstanding equity awards subject solely to time-based vesting, with all outstanding Company Stock Options remaining outstanding and exercisable for their full term.

Each executive officer’s employment agreement provides that if any amounts payable to such executive officer in connection with a change in control are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), then such payments or benefits shall be reduced if such reduction would result in a higher net after-tax benefit to the executive officer (a “280G cutback” or “better-of” provision).

For an estimate of the amounts that would be payable to each of the Company’s named executive officers under their respective employment agreements upon a termination by the Company without cause or a resignation by the executive for good reason, in each case, within 12 months following a change in control of the Company, see “Item 8. Additional Information—Golden Parachute Compensation.”

Transaction Bonus Program

In connection with the Merger Agreement, the Company Board approved a cash transaction bonus program with an aggregate pool of $5,000,000 (the “Transaction Bonus Program”). Transaction bonus amounts will be paid in full not later than the first regular payroll cycle following the Closing Date. As of the date of this Schedule 14D-9, no allocations have been made and no amounts have been disbursed under the Transaction Bonus Program. The Company Board has determined that the Company’s named executive officers will not participate in the Transaction Bonus Program.

Annual Bonus Payments

The Merger Agreement provides that each employee of the Company who is employed by the Company as of the Closing Date (each, a “Current Employee”) will be entitled to receive an annual bonus payment for the fiscal year in which the Closing occurs, consisting of (i) a pro-rated portion of the employee’s target annual bonus for the period from January 1 through the Closing Date, payable at the greater of actual and target performance (the “Pre-Closing Bonus”) and (ii) a pro-rated portion of the employee’s target annual bonus for the period from the Closing Date through December 31 of such year, payable based on actual performance (the “Post-Closing Bonus”). In the event a Current Employee’s employment is terminated by Parent, Purchaser or one of their affiliates without cause (or, for those employees with a “good reason” definition in their agreements, for good reason) following the Closing, the Pre-Closing Bonus will be paid upon such termination, and the Post-Closing Bonus will be pro-rated based on the number of days the employee was employed following the Closing and paid on the regularly scheduled bonus payment date, in each case, subject to the employee’s execution of a release of claims.

The foregoing summary of payments to executive officers does not purport to be complete and is qualified in its entirety by reference to the Charter (as defined below), the Bylaws (as defined below), the Merger Agreement, the 2017 Plan, the 2021 Plan, the Company ESPP, and the Employment Agreements, which are filed as Exhibits (e)(4), (e)(5), (e)(1),(e)(19), (e)(7), (e)(8), (e)(14), (e)(17), (e)(18) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Non-Employee Director Compensation

Prior to the Closing, non-employee directors will continue to be eligible to receive cash compensation pursuant to the terms of the Company’s Amended and Restated Non-Employee Director Compensation Policy (the “Non-Employee Director Compensation Policy”). The Non-Employee Director Compensation Policy also provides that, on the date of each annual meeting of stockholders, each non-employee director then in office who has served for at least six (6) months will receive an annual equity award of Company Stock Options and Company RSUs with an aggregate grant date fair value of $425,000, which will vest in full on the earlier of the first anniversary of the grant date or the date of the next annual meeting of stockholders, subject to the director’s continued service on the Company Board. The value of the Company Stock Options will be equal as nearly as practicable to 50% of the total value of the annual equity award, provided that the maximum number of Class A Shares subject to such Company Stock Options shall not exceed 5,250 Class A Shares. The value of the Company RSUs will be equal as nearly as practicable to 50% of the total value of the equity award, provided that the maximum number of Class A Shares subject to the Company RSUs shall not exceed 3,550 Class A Shares. As approved by the Company Board, and consistent with the Non-Employee Director Compensation Policy, the Company granted to each of the Company’s non-employee directors an annual equity award on June 16, 2026 (the date of Company’s 2026 annual meeting of stockholders), having an aggregate grant date fair value of $425,000. The annual equity award consisted solely of 3,444 Company RSUs. Vesting of all outstanding Company RSUs held by the Company’s non-employee directors that are outstanding immediately prior to the Effective Time will accelerate in connection with the Merger, and such awards will be treated as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Treatment of Company Equity Awards.”

Pursuant to the Company’s non-employee director compensation policy, as amended in March 2026, each member of the Company Board who is not an employee of the Company is eligible to receive compensation as follows:

•	each non-employee director receives an annual cash retainer of $50,000 (and an additional $35,000 for the non-executive chairperson of the Company Board);

•

each non-employee director who serves as a committee chair receives an additional annual cash fee ($20,000 for the chair of the Audit Committee of the Company Board (the “Audit Committee”), $15,000 for the chair of the Compensation Committee of the Company Board (the “Compensation Committee”) and $10,000 for the chair of the Nominating and Corporate Governance Committee of the Company Board (the “Nominating and Corporate Governance Committee”)), and each non-employee director who serves as a non-chair committee member receives an additional annual cash fee ($10,000 for the Audit Committee, $7,500 for the Compensation Committee and $5,000 for the Nominating and Corporate Governance Committee);

•

upon initial election to the Company Board, each non-employee director receives an initial, one-time equity award with an aggregate grant date fair value of $750,000, consisting of Company Stock Options and Company RSUs. The value of the Company Stock Option will equal approximately 50% of the total value of the initial equity award, provided that the maximum number of Class A Shares subject to such Company Stock Option shall not exceed 9,200 Class A Shares. The value of the Company RSUs will equal approximately 50% of the total value of the equity award, provided that the maximum number of Class A Shares subject to the Company RSUs shall not exceed 6,250 Class A Shares. The Company Stock Options and Company RSUs composing the initial equity award each vest in equal monthly installments over three years from the grant date, in each case subject to the director’s continued service on the Company Board;

•	on the date of each annual meeting of stockholders, each non-employee director then in office receives an annual equity award with a grant date fair value of $425,000, as described above; and

•

all outstanding initial awards and annual awards held by non-employee directors will become fully vested and exercisable upon the consummation of a Sale Event (as defined in the Company’s Non-Employee Director Compensation Policy), including the Merger. Accordingly, all unvested director equity awards will accelerate in full upon the Effective Time on a “single trigger” basis.

All cash fees payable pursuant to the Company’s non-employee director compensation policy are paid on a quarterly basis in arrears and on a prorated basis, as applicable, and no meeting fees are paid. The Company also reimburses non-employee directors for reasonable expenses incurred in connection with attending Company Board and committee meetings. The Company will pay all non-employee director cash retainers in full for the quarter in which the Closing occurs.

Indemnification of Executive Officers and Directors

The Company’s Third Amended and Restated Certificate of Incorporation (the “Charter”) contains provisions that limit the liability of each of its directors and officers for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting personal liability of a director or officer to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, provided that such provision shall not eliminate or limit the liability for:

•	any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director or officer derived an improper personal benefit.

The Company’s Amended and Restated Bylaws (the “Bylaws”) provide that the Company is required to indemnify and hold harmless to the fullest extent permitted by the DGCL any director or officer who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative (“Proceeding”) or any claim, issue or matter therein (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the Company’s request as a director, officer, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity against all expenses (including, without limitation, attorneys’ fees), judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement incurred by such director or officer in connection with such Proceeding if such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in, or not opposed to, the corporation’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The Bylaws also provide that the Company is required to advance expenses incurred by a director and the Company may, at the discretion of the Company Board, advance expenses incurred by an officer, in each case, whether prior to or after final disposition of such Proceeding upon receipt of a written request therefor, and permit the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or was serving at the request of the Company as a director, officer, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity against any liability of any character asserted against or incurred by the Company or such person, or arising out of his or her status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL or the provisions of the Bylaws. The Bylaws also provide the Company with the power to indemnify its other employees and agents, in the discretion of the Company Board, to the fullest extent authorized by the DGCL.

The Company has also entered into agreements to indemnify its directors and officers for related expenses, including, among other things, attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by any of these individuals in any action or proceeding. The Company also maintains customary directors’ and officers’ liability insurance.

The Merger Agreement provides that Parent and Purchaser will cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors, officers and employees of the Company than are currently provided in the Company’s Charter and Bylaws, which provisions may not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the later of (i) the expiration of the statute of limitations applicable to such matters and (ii) six (6) years from the Effective Time, and in the event that any cause of action, suit, mediation, arbitration or other legal proceeding (“Action”) is pending or asserted or any claim made during such period, until the disposition of any such Action or claim, unless such amendment, modification, or repeal is required by applicable law, in which case Parent will, and will cause the Surviving Corporation to, make such changes to the certificate of incorporation and the bylaws as to have the least adverse effect on the rights of the present and former directors, officers and employees of the Company. The Merger Agreement also provides that from and after the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless each present (as of the Effective Time) or former director or officer of the Company (each, together with such person’s heirs, executors, administrators, or affiliates, an “Indemnified Party”), against all obligations to pay a judgment, settlement, or penalty, and reasonable expenses incurred in connection with any Action, whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, arising out of or pertaining to any action or omission, the fact that the Indemnified Party is or was an officer, director, employee, affiliate, fiduciary, or agent of the Company or its subsidiary, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at, or after the Effective Time, to the fullest extent permitted under applicable law. In the event of any such Action, Parent will cause the Surviving Corporation to advance to each Indemnified Party reasonable expenses incurred in the defense of the Action, including reasonable attorneys’ fees (provided that any person to whom expenses are advanced will have provided, to the extent required by the DGCL, an undertaking to repay such advances if it is finally determined that such person is not entitled to indemnification). The Company may purchase prior to the Effective Time, and if the Company does not purchase prior to the Effective Time, the Surviving Corporation will purchase at or after the Effective Time, a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which tail policy (i) will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies; provided, that, the aggregate cost for such tail policy may not be in excess of three hundred percent (300%) of the last annual premium paid prior to the Effective Time. Parent will cause such policy to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation. Finally, the Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation will keep in full force and effect, and will comply with the terms and conditions of, any agreement in effect as of the date of the Merger Agreement between or among the Company or its subsidiary and any Indemnified Party providing for the indemnification of such Indemnified Party, in each case, to the extent disclosed on the confidential disclosure letter delivered by the Company to Parent and Purchaser prior to the execution and delivery of the Merger Agreement, and Parent will guarantee the obligations of the Surviving Corporation pursuant to such agreements.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Charter, the Bylaws, the Merger Agreement and the forms of indemnification agreement, which are filed as Exhibits (e)(4), (e)(5), (e)(1), (e)(11) and (e)(12) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Effect of the Merger on Employee Benefits and Compensation

The Merger Agreement provides that for no less than the one-year period following the Effective Time (or, if shorter, until the termination date of the relevant employee’s employment) (the “Continuation Period”), Parent will, and will cause the Surviving Corporation and each of its other affiliates to, provide employee benefits (other than defined benefit pension, nonqualified deferred compensation, retiree welfare benefits, change in control, retention, transaction-based, long-term incentive or equity or equity-based benefits) that are at least as favorable in the aggregate to those provided to such employees immediately prior to the Effective Time under employee benefit plans in effect as of the Effective Time (or, if the employee is transitioned onto any employee benefit plan sponsored by Parent or one of its subsidiaries, then such employee will be provided with employee benefits under such plan that are at least as favorable to those provided to similarly situated employees of Parent and its subsidiaries and severance benefits that are at least as favorable as the severance benefits provided as of the date of the Merger Agreement). During the Continuation Period, base compensation and target annual cash incentive compensation opportunities will not be decreased.

Parent will, and will cause the Surviving Corporation to, cause service rendered by Current Employees to the Company and its subsidiary prior to the Effective Time to be taken into account for purposes of vesting and eligibility to participate under all employee benefit plans of Parent, the Surviving Corporation and its subsidiaries, except that such service need not be credited to the extent that it would result in duplication of benefits for the same period of service.

Parent will use reasonable best efforts to not, and will cause the Surviving Corporation to use reasonable best efforts to not, subject any Current Employees to any eligibility requirements, waiting periods, actively-at-work requirements, evidence of insurability requirements or pre-existing condition limitations under any employee benefit plan of Parent, the Surviving Corporation or its subsidiaries for any condition for which such employee would have been entitled to coverage under the corresponding Company benefit plan in which they participated prior to the Effective Time. Parent will, and will cause the Surviving Corporation and its subsidiaries to, use reasonable best efforts to give such Current Employees credit under such employee benefit plans for any eligible expenses incurred by such Current Employees and their covered dependents under a Company employee benefit plan during the portion of the year prior to the Effective Time for purposes of satisfying all co-payment, co-insurance, deductibles, maximum out-of-pocket requirements, and other out-of-pocket expenses applicable to such Current Employees and their covered dependents in respect of the remainder of the plan year in which the Effective Time occurs.

Potential for Future Arrangements

To the Company’s knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Ultimate Parent, Parent or any of its affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

It is possible that the Company, Parent, Ultimate Parent, or the Surviving Corporation may enter into new employment agreements or other employment, retention or consultancy arrangements with the Company’s executive officers and certain other key employees. Such arrangements may include the right to purchase or participate in the equity of Ultimate Parent, Parent or its affiliates.

Section 16 Matters

The Compensation Committee adopted a resolution so that prior to the Acceptance Time (as defined below), to the extent permitted, for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the related rules and regulations thereunder, the disposition by the Company’s directors (including directors by deputization) and officers of Shares and Company Equity Awards (as defined in the Merger Agreement) pursuant to the Merger Agreement will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Rule 14d-10(d) Matters

The Merger Agreement provides that, prior to the Acceptance Time, the Compensation Committee will take all such actions as may be required to approve, as an employment compensation, severance or other employee benefit arrangement in accordance with Rule 14-10(d)(2) under the Exchange Act and the instructions thereto, certain compensation actions taken after January 1, 2026 and prior to the Acceptance Time that have not already been so approved.

(b) Arrangements with Purchaser, Parent and Ultimate Parent.

Merger Agreement

On June 9, 2026, the Company, Parent, Purchaser, and, solely for purposes of Section 9.14 therein, Ultimate Parent entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 — “The Merger Agreement; Other Agreements” and the description of the conditions of the Offer contained in Section 15 — “Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent, Purchaser and Ultimate Parent in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Ultimate Parent in any public reports and other filings with the SEC. The assertions embodied in the representations and warranties included in the Merger Agreement were made solely for purposes of the contract among the Company, Purchaser, Parent and Ultimate Parent and are subject to important qualifications and limitations agreed to by the Company, Purchaser and Parent in connection with the negotiated terms, including being qualified by confidential disclosures made by the Company to Parent and Purchaser for the purposes of allocating contractual risk between them that differ from those applicable to stockholders. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s SEC filings or may have been used for purposes of allocating risk among the Company, Parent and Purchaser rather than establishing matters as facts. Stockholders should not rely on the representations and warranties or any description of them as characterizations of the actual state of facts of the Company, Parent, Purchaser, Ultimate Parent or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and this subsequent information may or may not be fully reflected in public disclosures by the Company or Ultimate Parent. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Offer or the Merger to the extent necessary to receive the Offer Price after the Acceptance Time or the Merger Consideration after the Effective Time, as applicable).

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Tender and Support Agreements

On June 9, 2026, in connection with the Merger Agreement, entities affiliated with Deerfield Management Company, L.P. and directors and certain officers of the Company (collectively, the “Supporting Stockholders”), in each case in its, his or her capacity as a stockholder of the Company and who, collectively, beneficially owned approximately 28% of the outstanding Class A Shares as of June 9, 2026, each entered into a Tender and Support Agreement (collectively, the “Tender and Support Agreements”) with Parent and Purchaser.

The Tender and Support Agreements provide that, no later than eight business days after the commencement of the Offer, the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares each Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreements or that the Supporting Stockholders acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”), other than Company Stock Options that are not exercised, Company RSUs that are not vested, and Company PSUs that are not settled during the Support Period (as defined below).

During the period from June 9, 2026 until the termination of the Tender and Support Agreements (the “Support Period”), the Supporting Stockholders have agreed, in connection with any annual or special meeting of stockholders of the Company, however called, including any adjournment or postponement thereof, or any action proposed to be taken by written consent (if permitted at such time) of the Company’s stockholders, in which the vote, consent or other approval of the stockholders of the Company is sought with respect to the Offer, the Merger, the Merger Agreement or any Acquisition Proposal (as defined in the Merger Agreement), to (i) appear at such meeting or otherwise cause all Subject Shares to be counted as present at the meeting for purposes of determining a quorum, subject to an Adverse Offer Modification (as defined in the Tender and Support Agreements); and (ii) be present (in person or by proxy) and vote or cause to be voted, or deliver or cause to be delivered a written consent with respect to all of the Subject Shares, (x) against any Acquisition Proposal (other than the Merger), (y) against any change in membership of the Company Board that is not recommended or approved by the Company Board, and (z) against any other proposed action, agreement or transaction involving the Company that would reasonably be expected to, prevent, materially impair, or delay the consummation of, the Offer, the Merger or the Transactions or result in any of the Offer Conditions or conditions to the consummation of the Merger under the Merger Agreement not being fulfilled.

The Tender and Support Agreements terminate upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) written notice of termination from Parent to the Supporting Stockholder(s), (iv) any Adverse Offer Modification with respect to which the Supporting Stockholder did not provide its prior written consent, or (v) the delivery of written notice by such Supporting Stockholder to Parent and Purchaser at any time following December 9, 2026.

The foregoing summary of the Tender and Support Agreements and the description of certain terms of the Tender and Support Agreements do not purport to be complete and are qualified in their entirety by reference to the

Tender and Support Agreements, the form of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

Parent and the Company entered into a Confidential Disclosure Agreement, effective as of September 3, 2025 (the “Confidentiality Agreement”), in connection with the parties engaging in discussions and evaluating their interest in a potential business transaction. Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, Parent and the Company each agreed to keep confidential certain scientific, technical, financial or business information disclosed to such party, and agreed to not, without the prior written consent of the other party, disclose to any person or make any public announcement that any discussions or negotiations are taking place between the parties regarding a potential business transaction. The Confidentiality Agreement expires on September 3, 2027.

This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation of the Company Board.

After consideration, including review of the terms and conditions of the Offer in consultation with the Company’s management, as well as the Company’s financial and legal advisors, the Company Board, by unanimous vote at a meeting on June 8, 2026, (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of the Shares; (ii) declared it advisable that the Company enter into the Merger Agreement and consummate the Transactions, including the Offer and the Merger; (iii) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (iv) subject to the terms and conditions of the Merger Agreement, recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer. Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

On June 9, 2026, Ultimate Parent issued a press release announcing the Merger Agreement, which is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference.

(b) Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The Company Board and the Company’s senior management have periodically reviewed and evaluated the Company’s business, financial performance, long-term strategies and strategic opportunities to enhance stockholder value, including licensing and collaboration opportunities for the Company’s oncology product candidates and other potential financial and strategic alternatives, in light of developments at the Company, in the biopharmaceutical industry, in the economy generally and in the financial markets. As part of these activities, and in the ordinary course of its business development efforts, the Company from time to time engaged in preliminary collaboration and strategic discussions with various participants in the biopharmaceutical industry regarding the Company’s programs, including its zidesamtinib and neladalkib product candidates. Except as described below, none of these discussions progressed beyond preliminary discussions, nor did the Company enter into any acquisition-related confidentiality or standstill agreements with parties other than as discussed below.

In early 2024, the Company held a series of preliminary discussions with several pharmaceutical companies regarding potential collaboration opportunities for the Company’s zidesamtinib and neladalkib programs.

On January 7, 2024, a representative of the Company met with representatives of a large pharmaceutical company, which we refer to herein as “Company A,” for an introductory discussion on potential collaboration opportunities. Prior to the meeting, the Company and Company A had entered into a confidential disclosure agreement, dated November 21, 2023, which did not include an explicit standstill provision but prohibited either party, without the other party’s consent, from disclosing that investigations, discussions, or negotiations are or may be taking place regarding a possible transaction.

On January 8, 2024, the Company announced its “OnTarget 2026” operating plan that targeted a first approved product in 2026 and detailed key supporting milestones for 2024, including presentation of interim data from its ongoing Phase 1 clinical trials for its zidesamtinib and neladalkib programs, and the launch of its front-line development strategy for neladalkib.

On January 8, 2024, representatives of the Company met with representatives of a large pharmaceutical company, which we refer to herein as “Company B,” for an introductory discussion on potential collaboration opportunities. During the meeting, representatives of Company B expressed interest in the Company’s zidesamtinib and neladalkib programs.

On January 10, 2024, representatives of the Company met with representatives of a large pharmaceutical company, which we refer to herein as “Company C.” During the meeting, the representatives of the Company provided a corporate overview and reviewed the Company’s zidesamtinib and neladalkib programs, and a representative of Company C indicated that Company C viewed both programs as a package and was interested in U.S. rights. Prior to the meeting, the Company and Company C had entered into a confidential disclosure agreement, dated December 18, 2023, which did not include an explicit standstill provision but prohibited either party from disclosing that discussions were taking place concerning a potential business relationship.

Also on January 10, 2024, representatives of the Company met with representatives of a large pharmaceutical company, which we refer to herein as “Company D.” During the meeting, the representatives of the Company reviewed the Company’s clinical and regulatory plans for the Company’s zidesamtinib and neladalkib programs. Prior to the meeting, the Company and Company D had entered into a confidentiality agreement, dated November 9, 2023, which did not include an explicit standstill provision but prohibited either party from disclosing the fact that discussions or negotiations were taking place concerning a potential business arrangement.

Also on January 10, 2024, representatives of the Company met with representatives of a large pharmaceutical company, which we refer to herein as “Company E,” to discuss potential collaboration opportunities. During this meeting, Company E noted flexibility in considering regional or global ex-U.S. collaborations.

On January 18, 2024, the Company and Company E executed a confidentiality agreement, which did not include an explicit standstill provision but prohibited either party from disclosing the existence, contents, status or results of, and any information concerning, the discussions between the parties regarding a business relationship.

On January 30, 2024, representatives of the Company met with representatives of Company E to discuss the Company’s zidesamtinib and neladalkib programs.

On February 16, 2024, the Company and Company B executed a confidentiality agreement, which did not include an explicit standstill provision but prohibited either party from disclosing the existence, contents, status or results of, and any information concerning, the discussions between the parties regarding a business relationship.

On March 8, 2024, a representative of Company E contacted a representative of the Company to express interest in a program-specific regional collaboration and noted that it was not in a position to consider an acquisition of the Company at the time.

On March 15, 2024, representatives of the Company met with representatives of Company A to provide an overview of the Company’s zidesamtinib and neladalkib programs.

In March and April 2024, representatives of the Company met with representatives of Company C to further discuss the Company’s zidesamtinib and neladalkib programs.

On April 4, 2024, a representative of Company A contacted a representative of the Company to discuss potential collaboration structures. The representative of Company A indicated that, while Company A potentially had interest in a transaction with the Company, Company A faced challenges entering into a transaction that required significant R&D spend. The representative of Company A noted that a discovery collaboration could be of interest.

Throughout May 2024, the Company held various meetings with representatives of Company E to further discuss the Company’s zidesamtinib and neladalkib programs in the context of evaluating a potential regional collaboration.

On May 20, 2024, representatives of Company C hosted a dinner with representatives of the Company. At the dinner, Company C expressed interest in the Company’s programs and confirmed strong strategic interest in an acquisition of the Company. Representatives of Company C communicated that Company C was working toward providing the Company with a proposal to acquire the Company in early July. Representatives of Company C noted that a meeting with representatives of the Company at the American Society of Clinical Oncology (“ASCO”) 2024 Annual Meeting was a high priority for Company C.

On May 31, 2024, updated clinical data for Pfizer’s Lorbrena (lorlatinib), a competitive product and benchmark for the Company’s neladalkib program, was presented at the ASCO 2024 Annual Meeting. In a five-year update for the CROWN Phase 3 trial of lorlatinib vs. Xalkori (crizotinib) for TKI-naïve patients with ALK-positive non-small cell lung cancer (“NSCLC”), the median progression-free survival for lorlatinib had not yet been reached.

On June 2, 2024, representatives of the Company met with representatives of Company C at the ASCO 2024 Annual Meeting. The representatives of the Company provided updates on the zidesamtinib and neladalkib programs, including plans for the Company’s upcoming U.S. Food & Drug Administration (“FDA”) interactions on its planned Phase 3 clinical trial for neladalkib. The representatives of Company C presented on Company C’s development and commercial capabilities.

On June 10, 2024, Company C executed a waiver to the existing confidential disclosure agreement between the Company and Company C, dated December 18, 2023, to obtain certain information related to the structure of the Company’s neladalkib product candidate that the Company was not permitted to disclose to Company C under the existing confidential disclosure agreement. A representative of the Company had previously requested that the parties replace the existing confidentiality agreement with a new confidentiality agreement containing terms more customary for the evaluation of an acquisition of a public company, and a representative of the Company had shared a draft of the new confidentiality agreement, which included explicit standstill language with standard “fallaway” provisions. The waiver was executed while the parties continued to negotiate the new confidentiality agreement.

On June 12, 2024, representatives of the Company met with representatives of Company C to discuss the Company’s updated Phase 1 data for its zidesamtinib and neladalkib programs that were planned for submission to the 2024 European Society for Medical Oncology (“ESMO”) Congress, and an overview of the Company’s planned Phase 3 clinical trial for its neladalkib program.

Also on June 12, 2024, the Company Board convened a meeting, with members of the Company’s management and representatives of Ropes & Gray LLP, counsel to the Company (“Ropes & Gray”), in attendance. Dr. James Porter, Chief Executive Officer of the Company, provided an update on a potential strategic transaction involving the Company, recent interactions with Company C and the potential timing of a proposal from Company C. Representatives of Ropes & Gray then reviewed with the Company Board legal considerations relating to a public company’s evaluation of a proposal to acquire the Company, including the directors’ fiduciary duties under Delaware law. The Company Board discussed establishing a transaction committee to oversee and monitor the Company’s evaluation of potential strategic alternatives and determined to form a transaction committee (the “Transaction Committee”), comprised of Andrew A.F. Hack, Anna Protopapas, Sapna Srivastava, and Cameron Wheeler, with the authority to (1) review, evaluate and negotiate possible strategic alternatives; (2) oversee the processes and procedures related to the assessment of possible strategic alternatives, including the addition of additional counterparties for consideration; (3) propose or negotiate the price, structure, terms and conditions of possible strategic alternatives, with the Company Board retaining authority over final approval of any strategic alternative; (4) provide updates to the Company Board; and (5) take such other actions relating to any possible strategic alternative as the Transaction Committee deems necessary, appropriate or advisable. The Transaction Committee was formed for convenience and efficiency and was not formed to address any director conflict of interest, and the Company Board retained authority over the approval of any potential transaction. All directors were invited to each Transaction Committee meeting. The Company Board also approved the potential engagement of Centerview Partners LLC (“Centerview”) as a financial advisor to the Company Board in connection with the review, evaluation and negotiation of possible strategic alternatives for the Company, based on Centerview’s reputation in the pharmaceutical industry and expertise and experience advising on transactions such as the potential strategic transaction proposed by Company C.

On June 14, 2024, the Company granted representatives of Company C access to a virtual data room with limited information, including the updated Phase 1 data for the zidesamtinib and neladalkib programs and the study design overview for its planned Phase 3 clinical trial for the neladalkib program. From June to August 2024, the Company continued to receive additional diligence questions from Company C and provided timely responses through the virtual data room and meetings with subject matter experts.

On June 20, 2024, a representative of Company C contacted a representative of the Company and indicated that Company C was preparing a markup of the new confidentiality agreement, was finalizing its business case and preparing to begin its internal process to approve the submission of a proposal to acquire the Company. Around this time, the Company also contacted four additional pharmaceutical companies, including Company A and Company E, in order to assess interest in a transaction with the Company. Company E indicated that due to recent personnel changes, it would need more time to determine potential next steps on a collaboration discussion. Each of the other three companies stated that it was not interested in evaluating a potential transaction with the Company at the time. One of these companies had previously declined to engage regarding the Company’s zidesamtinib and neladalkib programs and had instead submitted a non-binding proposal in 2023 for one of the Company’s earlier stage pipeline assets, which was not consistent with the Company’s strategic priorities. The other company was a large pharmaceutical company, which we refer to herein as “Company F.”

On June 21, 2024, representatives of Company C sent representatives of the Company a revised draft of the confidentiality agreement. The new confidentiality agreement was never executed.

On June 28, 2024, the Transaction Committee convened a meeting with members of the Company’s management and representatives of Centerview and Ropes & Gray in attendance. At the request of the Transaction Committee, a representative of Centerview presented perspectives on the M&A environment in the biotechnology industry, potential steps for consideration of strategic alternatives and Centerview’s preliminary views on tactics for negotiation. A representative of Centerview described recent interactions between the Company and parties with potential strategic interest and financial capacity to engage in a transaction with the Company, as well as the current status of early-stage discussions with Company C. It was noted that on June 27, 2024, Company E had declined to further advance collaboration discussions with the Company, citing potential development risks related to the competitive landscape, and that Company A had indicated that while it potentially had interest in a transaction with the Company, it was generally not in a position to pursue M&A transactions valued in excess of $5 billion in the near-term.

Between July 11 and July 17, 2024, a representative of the Company and a representative of Company C held a series of telephone conversations during which the representative of Company C provided updates on Company C’s internal process for approval of a submission of a proposal to acquire the Company.

On July 11, 2024, the Transaction Committee convened a meeting, with members of the Company’s management and representatives of Centerview and Ropes & Gray in attendance. A member of the Company’s management reviewed and discussed management’s preliminary financial forecasts, and members of the Transaction Committee provided the Company’s management with feedback on refining the forecasts.

On July 29, 2024, representatives of Company C hosted a dinner with Dr. Porter. During the dinner, representatives of Company C emphasized that, although Company C’s chief executive officer was aware of the high priority that Company C’s business development team had placed on a transaction with the Company, due to the size of the potential transaction, additional diligence was required. The representatives of Company C raised questions regarding development risks associated with the relatively short follow-up time available for the Phase 1 clinical data for the zidesamtinib and neladalkib programs. The representatives of Company C indicated that Company C would send a follow-up list of questions and would consider proceeding to deliver a proposal to acquire the Company once the development risks had been further assessed. The representatives of Company C also requested a meeting between Dr. Porter and Company C’s Head of Oncology.

On July 31, 2024, Dr. Porter met with Company C’s Head of Oncology, who expressed a high level of conviction to move forward with a proposal ahead of an anticipated clinical trial data and pipeline update by the Company at the ESMO Congress 2024.

On August 2, 2024, representatives of the Company met with representatives of Company C to address the follow-up questions that Company C had provided after the July 29, 2024 dinner.

On August 13, 2024, Company C informed representatives of the Company that it would not be moving forward with evaluating a potential transaction with the Company at that time, citing the early nature of the Phase 1 data and not wanting to distract the Company from its planned updates on clinical trial data and positive pipeline developments at the ESMO Congress 2024.

On September 14, 2024, the Company announced that updated Phase 1 data for both zidesamtinib and neladalkib were presented in oral sessions at the ESMO Congress 2024. In addition, the Company shared pipeline development updates including rapid enrollment in the ARROS-1 and ALKOVE-1 clinical trials, updated guidance that pivotal datasets from both the zidesamtinib and neladalkib programs were now anticipated in 2025, and that the initiation of a new randomized, controlled Phase 3 clinical trial, referred to as ALKAZAR, was planned in the first half of 2025.

On September 16, 2024, the Company announced the pricing of an upsized public offering of the Class A Shares at a price to the public of $100.00 per share. The offering closed on September 18, 2024 with the Company receiving gross proceeds of approximately $575.0 million.

On November 22, 2024, the Transaction Committee convened a meeting, with members of the Company’s management and representatives of Ropes & Gray in attendance. Dr. Porter reported that, subsequent to Company C communicating in August that it was not moving forward with evaluating a potential transaction with the Company, a representative of Centerview had heard from representatives of Company C that Company C was potentially interested in a transaction with the Company, including indications that Company C retained conviction in completing a transaction prior to the Company’s pivotal data readout. Dr. Porter further reported that representatives of Company C had requested a meeting with him, which was held on November 18, 2024, and that at the meeting representatives of Company C had requested additional follow-up data from the Phase 1 clinical trials for zidesamtinib and neladalkib. Dr. Porter noted that representatives of Company C had expressed that, if the data were received positively, Company C would be in a position to enter into a definitive agreement to acquire the Company in December 2024 or prior to the J.P. Morgan Healthcare Conference in January 2025. Following discussion, the Transaction Committee directed Dr. Porter to contact Company C’s head of business development and to indicate that the Company was willing to provide the requested additional data, but that the Company would not provide any further information unless and until Company C submitted a proposal for a transaction with the Company, and that the Company would provide such additional data only if a conversation was facilitated between Dr. Porter and the representatives of Company C to confirm that providing such data represented the gating item to Company C submitting a proposal to acquire the Company.

On December 10, 2024, Dr. Porter met with representatives of Company C who reiterated Company C’s interest in the Company’s programs and committed to providing a scientific assessment of whether they would be interested in submitting a non-binding proposal to acquire the Company within two weeks of receiving the additional data. The representatives of Company C indicated Company C was interested in moving quickly to get ahead of anticipated catalysts but stated that any non-binding proposal would not be possible until January 2025. Subsequent to the meeting, the Company provided Company C with the requested additional data.

On December 24, 2024, Dr. Porter met with representatives of Company C, who expressed appreciation for receiving the additional data, indicated heightened conviction regarding the differentiated profile of the Company’s programs, and reported that its research and development team had completed its review of the Company and that Company C’s commercial and business development teams were evaluating a potential transaction with the Company and anticipated potential internal approval for submission of a non-binding proposal for such a transaction in early January 2025. Representatives of Company C also requested an in-person meeting with Dr. Porter at the J.P. Morgan Healthcare Conference in January 2025.

On January 6, 2025, the Transaction Committee convened a meeting, with members of the Company’s management and representatives of Ropes & Gray in attendance. Dr. Porter updated the Transaction Committee on recent interactions with Company C and expectations regarding the upcoming meeting with representatives of Company C scheduled for January 13, 2025.

On January 13, 2025, the Company announced key milestones for 2025 in support of its “OnTarget 2026” operating plan, which anticipated the submission of a new drug application (an “NDA”) for zidesamtinib by mid-year 2025, the submission of an NDA for neladalkib by year-end 2025 and the potential FDA approval of zidesamtinib in 2026.

Also on January 13, 2025, Dr. Porter met with representatives of Company C at the J.P. Morgan Healthcare Conference. The representatives of Company C communicated that Company C remained capable of large M&A transactions, but a transaction with the Company was not discussed.

On January 15, 2025, representatives of the Company met with representatives of Company B to discuss potential collaboration opportunities for the Company’s zidesamtinib and neladalkib programs. During the meeting, representatives of Company B asked about the Company’s interest in ex-U.S. global and regional collaborations, the Company’s commercial build-out plans and regulatory timelines. At the close of the meeting, representatives of Company B expressed a desire to accelerate discussions and to begin diligence to evaluate a potential regional collaboration.

From February to July 2025, representatives of the Company met with representatives of Company B to discuss a potential regional collaboration for the Company’s product candidates in certain ex-U.S. geographies where the Company’s clinical trials were ongoing. Company B conducted due diligence based on publicly available information with the goal of providing a proposed deal structure and economic terms by mid-June 2025.

On March 14, 2025, a representative of Company C called Dr. Porter, noting recent appreciation in the Company’s stock price and anticipated zidesamtinib data, observing that market participants increasingly viewed the Company as a likely acquisition target, and explaining that Company C’s progress had been affected by unrelated business development activities. The representative of Company C indicated that Company C’s interest remained high but suggested that the timing of a proposal for a transaction with the Company could be affected by the pending business development activities.

On April 30, 2025, a representative of the Company shared a new confidentiality agreement with representatives of Company D to progress discussions on a potential development collaboration for one of the Company’s earlier-stage pipeline assets. The new confidentiality agreement was executed on May 2, 2025, and did not include an explicit standstill provision but prohibited either party from disclosing the fact that discussions or negotiations are taking place between the parties with respect to a proposed transaction.

On June 1, 2025, representatives of the Company met with representatives of Company D to discuss potential collaboration opportunities, with a focus on development collaboration opportunities for early-stage programs.

On June 18, 2025, Dr. Hack’s term as a director expired at the Company’s annual meeting of stockholders. As a result, Dr. Hack ceased to be a member of the Transaction Committee at that time.

On July 7, 2025, Company B submitted a non-binding proposal for a regional collaboration with the Company. The Company considered the proposal to be appropriate to support continued discussion and diligence. Additional diligence requests were received from Company B in July 2025, and in August 2025 representatives of Company B were granted access to a virtual data room containing limited information about the Company and its programs. Various meetings between representatives of the Company and representatives of Company B were held throughout September and October 2025 to progress diligence and to understand Company B’s capabilities and proposed commercial and medical affairs strategies in the regions of interest.

On August 14, 2025, a representative of Leerink Partners LLC (“Leerink Partners”), Ultimate Parent’s financial advisor, facilitated an introduction between Dr. Porter and a representative of Ultimate Parent, who asked to schedule a meeting with Dr. Porter to discuss the Company and its programs.

On September 3, 2025, the Company and Parent executed the Confidentiality Agreement, pursuant to which, subject to certain customary exceptions, Parent and the Company each agreed to keep confidential certain scientific, technical, financial or business information disclosed to such party. The Confidentiality Agreement did not include an explicit standstill provision, but the parties agreed that, without the prior written consent of the other party, neither party would disclose to any person or make any public announcement that any discussions or negotiations were taking place between the parties regarding a potential business transaction.

On September 16, 2025, representatives of the Company met with representatives of Ultimate Parent. During the meeting, representatives of the Company presented an overview of the Company and its programs, including certain scientific and commercial information.

On September 18, 2025, Dr. Porter had a telephone conversation with a representative of Ultimate Parent, during which the representative of Ultimate Parent noted that Ultimate Parent would be very interested in receiving access to additional diligence information and would like to complete as much of its diligence as possible by the time of the Company’s upcoming release of topline data for neladalkib from its ALKOVE-1 Phase 1/2 clinical trial. The representative of Ultimate Parent requested a follow-up meeting at the Jefferies Global Healthcare Conference scheduled for November 18, 2025.

On September 29, 2025, the Company and Company A amended the existing mutual confidentiality agreement between the parties to extend its term to November 21, 2027.

On October 1, 2025, the Company provided representatives of Ultimate Parent with access to a virtual data room containing certain information about the Company and its programs, and representatives of Ultimate Parent shared a list of initial diligence requests.

On October 12, 2025, Luke Miels, CEO Designate of Ultimate Parent, called Dr. Porter to communicate Ultimate Parent’s strong interest in a transaction and the importance of the diligence requests. Mr. Miels stated that Ultimate Parent had the interest and ability to move quickly towards signing a deal ahead of the Company’s planned topline data announcement for neladalkib, planned for November of 2025. Dr. Porter asked Mr. Miels to narrow Ultimate Parent’s initial diligence requests to those with the highest priority, and representatives of Ultimate Parent subsequently shared a list of priority diligence requests with the Company on October 13, 2025.

On October 22, 2025, representatives of Ultimate Parent met with Dr. Porter to communicate that a transaction with the Company was of the highest priority for Ultimate Parent and to reiterate that Ultimate Parent had strong interest in announcing a transaction prior to the Company’s planned topline data announcement for neladalkib in November of 2025 and prior to Mr. Miels’ assumption of full responsibilities as CEO on January 1, 2026. The Company provided responses to the diligence requests received October 13, 2025.

On October 25, 2025, a representative of Centerview spoke with a representative of Ultimate Parent, who informed the representative of Centerview that Ultimate Parent was discussing whether it would submit a proposal for a transaction with the Company. The representative of Ultimate Parent indicated that, if Ultimate Parent determined to proceed, a proposal could be expected within days and that Ultimate Parent understood that, in order to sign concurrently with the Company’s upcoming data release, Ultimate Parent would need to act promptly.

On October 27, 2025, representatives of the Company met with representatives of Company A to discuss progress in the Company’s programs since March 2024. The representatives of Company A expressed interest in the Company’s upcoming topline data announcement for neladalkib.

On October 30, 2025, the Company announced that it had completed its submission of an NDA for zidesamtinib and that its commercial preparedness activities were well underway.

On October 31, 2025, a representative of Ultimate Parent informed a representative of the Company that Ultimate Parent was not prepared to move forward on an accelerated timeline but indicated that it remained enthusiastic about the Company and would seek to re-engage following the data release of the Company’s ALKOVE-1 trial for neladalkib.

On November 17, 2025, the Company announced positive topline data for neladalkib from its ALKOVE-1 Phase 1/2 clinical trial.

On November 18, 2025, the Company announced the pricing of a public offering of the Class A Shares at a price to the public of $101.00 per share. The offering closed on November 24, 2025 with the Company receiving gross proceeds of approximately $500.0 million.

On November 19, 2025, the Company announced that FDA had accepted the Company’s NDA for zidesamtinib with a Prescription Drug User Fee Act (“PDUFA”) target date of September 18, 2026.

On November 26, 2025, Dr. Porter updated the Transaction Committee on the status of the strategic process, including an inbound meeting request from Company D scheduled for the week of December 1, 2025.

On December 3, 2025, representatives of the Company met with representatives of Company D. During the meeting, representatives of the Company presented an overview of the Company and its programs, including certain scientific and commercial information. The Company D representative indicated he would reach out with any follow-up questions or for further discussion but did not reach out.

On January 12, 2026, the Company announced key milestones for 2026 in support of its “OnTarget 2026” operating plan, which anticipated the submission of an NDA for neladalkib in the first half of 2026 and the potential commercial launch in the U.S. of zidesamtinib in 2026, pending FDA review. In addition, the Company announced its intention to look towards opportunities to deliver new medicines beyond the U.S.

Also on January 12, 2026, Dr. Porter met with representatives of Ultimate Parent at the J.P. Morgan Healthcare Conference. During the meeting, representatives of Ultimate Parent stated that Ultimate Parent was still highly interested in a transaction with the Company but that Ultimate Parent would not be prepared to move forward with a proposal to acquire the Company at that time.

On January 14, 2026, representatives of the Company met with representatives of Company B to communicate that the Company was unlikely to pursue a commercialization collaboration for the regions of interest to Company B at this time.

Also on January 14, 2026, representatives of the Company met with representatives of Company E, who communicated a strong enthusiasm for a regional partnership for the Company’s programs, including the potential for Company E to help accelerate clinical development in select regions where clinical trials had not yet been initiated by the Company. From February to April 2026, representatives of the Company and Company E held various discussions to explore capabilities and potential collaboration deal structures.

Also on January 14, 2026, representatives of the Company met with representatives of Company F to discuss progress in the Company’s programs since early 2024. Representatives of Company F did not express interest in any form of collaboration or an acquisition.

Also on January 14, 2026, representatives of Company A hosted a dinner with representatives of the Company, during which representatives of Company A expressed interest in an acquisition of the Company. Subsequent to this meeting, the Company responded to limited due diligence requests from representatives of Company A.

On March 12, 2026, a representative of Company A asked to meet with Dr. Porter and informed him that Company A was likely to prioritize smaller transactions.

On March 25, 2026, Dr. Porter met with a representative of Ultimate Parent, during which the representative of Ultimate Parent noted that evaluation of a transaction with the Company was a high priority for Ultimate Parent.

On March 26, 2026, representatives of the Company had dinner with representatives of Ultimate Parent, during which the representatives of Ultimate Parent reiterated Ultimate Parent’s interest in a transaction with the Company. Representatives of Ultimate Parent also asked questions about enrollment in the Company’s ALKAZAR trial of neladalkib and the Company’s discovery portfolio and asked to be connected with key opinion leaders. Subsequent to the dinner, the Company provided contact information for select key opinion leaders.

On April 7, 2026, the Company announced the submission of an NDA for neladalkib.

On April 15, 2026, a representative of a large pharmaceutical company, which we refer to herein as “Company G,” contacted Dr. Porter and requested a meeting to discuss the Company.

On April 17, 2026, the Company and Company G executed a confidentiality agreement, which did not contain an explicit standstill provision but prohibited either party from disclosing the existence or status of, or any information concerning, the discussions between the parties regarding a business relationship.

On April 22, 2026, Company E submitted a non-binding proposal for a development and commercialization collaboration for zidesamtinib and neladalkib in certain regions. Exploratory discussions continued through May

2026, with recognition of the importance of involving an incoming member of the Company’s senior management in further discussions. An introductory meeting with Company E was held on June 5, 2026 to continue the discussion.

On April 26, 2026, a representative of Ultimate Parent informed Dr. Porter that Ultimate Parent’s senior leadership had reviewed the opportunity and that Ultimate Parent hoped to be in a position by May 2026 to submit a proposal to acquire the Company. The representative of Ultimate Parent requested certain additional information, including details regarding the Company’s recent interactions with FDA, information regarding the Company’s discovery portfolio and certain data on enrollment in the Company’s ALKAZAR trial of neladalkib. Dr. Porter responded to certain of these requests verbally and indicated that the Company would not share certain confidential program details, including regarding its discovery portfolio, prior to receiving a proposal. The Company subsequently provided written responses to Ultimate Parent through the virtual data room.

On May 6, 2026, representatives of the Company met with representatives of Company G. During the meeting, representatives of the Company presented an overview of the Company and its programs, including certain scientific and commercial information.

On May 12, 2026, Mr. Miels called Dr. Porter and stated that Ultimate Parent would be submitting a non-binding proposal to acquire the Company. Dr. Porter told Mr. Miels that he would share the proposal with the Company Board once it was received.

Following the call, on May 12, 2026, Ultimate Parent submitted a non-binding proposal to acquire all of the outstanding shares of the Company’s common stock for $120.00 per Share in cash, implying a fully-diluted equity value of approximately $10.3 billion (the “May 12 Proposal”), representing a 15% premium to the closing price of the Company’s Class A Shares on May 11, 2026. In the May 12 Proposal, Ultimate Parent noted that it would expect that the Company’s major stockholders, directors and officers to enter into agreements to support the transaction and also would expect to enter into retention agreements with key employees responsible for, among other things, the commercial launch of zidesamtinib and neladalkib, and that Ultimate Parent would look to announce a transaction in the coming weeks.

Also on May 12, 2026, the Company Board convened a previously scheduled meeting, with members of the Company’s management and representatives of Centerview and Ropes & Gray in attendance, to discuss recent FDA interactions initiating label negotiations for zidesamtinib. Dr. Porter also updated the Company Board on the May 12 Proposal that had been received earlier that day. Dr. Porter noted that an accelerated launch readiness timeline and active label negotiations with FDA would require the Company’s full attention, and indicated that the Company’s first priority remained delivering new medicines to patients as quickly and safely as possible. Dr. Porter and a representative of Centerview outlined a proposed plan to consider the May 12 Proposal, and the Company Board determined that the Transaction Committee would convene a meeting that week to consider the proposal and align on a response.

On May 14, 2026, the Transaction Committee convened a meeting, with members of the Company’s management and representatives of Centerview and Ropes & Gray in attendance. At the request of the Transaction Committee, a representative of Centerview provided an overview of the May 12 Proposal. Members of the Transaction Committee discussed whether to reach out to a select group of potential parties that had previously expressed varying levels of interest in a potential acquisition of the Company, including Company A, Company C and Company G, as well as Company D, including the advantages and disadvantages of outreach in each case, weighing the risk of leaks, prior statements by the parties about their level of interest and timing for any potential transaction, the respective status of each company’s diligence and understanding of the Company’s data, and the inability of the Company to provide a meaningful update to such parties regarding labeling of zidesamtinib given ongoing discussions with FDA. Following the discussion, the members of the Transaction Committee determined not to pursue outreach to other potential parties at that time but to revisit once the Company had additional clarity on FDA labeling discussions. The members of the Transaction Committee also determined not to respond further to Ultimate Parent’s May 12 Proposal regarding price at that time, but that management would provide representatives of Ultimate Parent an update on discussions with FDA.

On May 15, 2026, Dr. Porter and Mr. Miels had a telephone conversation during which Dr. Porter indicated that the Company was advancing its launch preparation and draft label for zidesamtinib and that in order to divert key members of the Company’s team away from critical labeling and launch workstreams, he needed confirmation that Ultimate Parent was serious about increasing its proposal to acquire the Company and adhering to the timeline Ultimate Parent had requested.

On May 19, 2026, the Transaction Committee convened a meeting, with members of the Company’s management and representatives of Centerview and Ropes & Gray in attendance. Dr. Porter provided an update on his conversation with Mr. Miels on May 15, 2026. Representatives of Centerview confirmed that their conversations with a representative of Leerink Partners indicated Ultimate Parent was ready to move forward and understood the Company’s perspective that the value in Ultimate Parent’s May 12 Proposal was insufficient. At the request of the Transaction Committee, representatives of Centerview then discussed the May 12 Proposal in the context of recent biotechnology acquisition premiums and the Company’s historical stock price performance. Members of the Transaction Committee discussed the timing of next engaging with Ultimate Parent on value. Following discussion, including regarding the significant risks inherent in commercializing zidesamtinib and neladalkib should they receive regulatory approval (see below in “—Reasons for the Recommendation of the Company Board”), the members of the Transaction Committee determined that the Company would share limited additional diligence information with Ultimate Parent if requested, provided such additional information was shared on the understanding that such additional information would support Ultimate Parent increasing its proposed purchase price, and that the Company would continue to wait on deciding whether to reach out to other potentially interested parties until there was more clarity on FDA feedback on the zidesamtinib label and more certainty on whether a near-term path forward for a transaction existed.

Also on May 19, 2026, Dr. Porter and Mr. Miels had a telephone conversation during which Dr. Porter conveyed that, while the Company appreciated Ultimate Parent’s May 12 Proposal, the Company Board believed additional value of the Company was not reflected in the May 12 Proposal. Dr. Porter indicated that the Company would grant Ultimate Parent access to certain value-driving confidential information, including the Company’s NDA for neladalkib and information regarding the Company’s discovery programs, on the basis that the Company expected Ultimate Parent would increase its proposal on price.

On May 20, 2026, the Company granted representatives of Ultimate Parent access in a virtual data room to the additional information Dr. Porter and the Transaction Committee agreed to provide. A representative of Ultimate Parent subsequently requested additional materials, including the Company’s NDA for zidesamtinib and commercial launch-readiness materials, and, after Dr. Porter provided an update to the Company Board on the additional information requested by Ultimate Parent, the Company provided these materials in the virtual data room.

Representatives of the Company and representatives of Ultimate Parent subsequently held a series of due diligence meetings to discuss research and development, regulatory correspondence, clinical plans and data and other matters.

On May 24, 2026, the Transaction Committee convened a meeting, with members of the Company’s management and representatives of Centerview and Ropes & Gray in attendance. Dr. Porter reported that representatives of Ultimate Parent had informed him that the additional information provided to Ultimate Parent, and diligence calls, had allowed Ultimate Parent to find additional value, and that Ultimate Parent had asked for additional diligence information regarding the Company’s clinical trials, including its Expanded Access Programs. Following this discussion, including further discussion regarding the significant risks inherent in commercializing zidesamtinib and neladalkib should they receive regulatory approval, the Transaction Committee concluded that providing the requested information was necessary to understand if there was a near-

term path forward for a compelling potential transaction with Ultimate Parent. The Company subsequently granted access to such materials in the virtual data room. Members of the Transaction Committee discussed whether to engage in outreach to select potentially interested parties, including Company C, weighing the risk of leaks and time it would take any interested party to engage and submit a proposal, particularly in light of Ultimate Parent communicating to the Company that Ultimate Parent’s goal was to announce a transaction in the near-term. Members of the Transaction Committee observed that serious engagement of any additional parties was unlikely, noting that Company A had stated directly to Dr. Porter that the market price of the Company’s Class A Shares made any premium difficult to justify, Company C had repeatedly demonstrated a lack of conviction to pursue a transaction and had no engagement with the Company in over a year, and Company G was in the early stages of engagement. In addition, Company D and Company F had consistently failed to express interest in an acquisition throughout various touchpoints over the course of 2024, 2025 and 2026, and nearly all of the remaining large pharmaceutical companies with the ability to transact at the value proposed by Ultimate Parent had competing programs as well as other strategic priorities. Following discussion, the members of the Transaction Committee determined that Ultimate Parent was uniquely situated to move quickly, prior to the anticipated commercial launch of zidesamtinib, and that the Company should continue engaging with Ultimate Parent on a priority basis subject to Ultimate Parent increasing its proposed purchase price. Weighing the uncertainty around the ongoing zidesamtinib label negotiations, the risk of leaks, the perceived low likelihood that any other party would submit a credible proposal in the near-term and directors’ assessment that Ultimate Parent’s purchase price was approaching the range at which the Company Board was likely to determine a sale to Ultimate Parent was in the best interests of the Company and its stockholders, the directors determined not to engage in outreach at that time, and to continue revisiting outreach as negotiations with Ultimate Parent progressed.

On May 25, 2026, Dr. Porter and a representative of Ultimate Parent had a telephone conversation, during which the representative of Ultimate Parent indicated that the additional diligence materials provided by the Company had been helpful and that Ultimate Parent had substantially completed its value-driving diligence on the Company.

On May 27, 2026, the Company announced that FDA had accepted the Company’s NDA for neladalkib with a PDUFA target date of November 27, 2026 and the appointment of a Chief International Officer to lead the Company’s global expansion strategy.

Also on May 27, 2026, Ultimate Parent submitted an updated non-binding proposal to acquire all of the outstanding shares of the Company’s common stock for $121.75 per Share in cash, implying a fully-diluted equity value of approximately $10.4 billion (the “May 27 Proposal”), representing a 16% premium to the closing price of the Company’s Class A Shares on May 26, 2026, together with an exclusivity letter contemplating exclusivity through June 8, 2026. Also on May 27, 2026, Mr. Miels called Dr. Porter to discuss the May 27 Proposal and the requested exclusivity, and Dr. Porter agreed to discuss the matter with the Company Board.

Also on May 27, 2026, the Transaction Committee convened a meeting, with members of the Company’s management and representatives of Centerview and Ropes & Gray in attendance. Dr. Porter updated the Transaction Committee on ongoing discussions with representatives of Ultimate Parent, including the May 27 Proposal received earlier that day, which increased the proposed purchase price from $120.00 to $121.75 per Share, and Ultimate Parent’s request to sign by June 8, 2026 and to gain exclusivity. A member of the Company’s management noted that a customary relationship disclosure letter of Centerview was posted for the Company Board to review, which letter did not identify any matter that would affect the ability of Centerview to fulfill its responsibilities as financial advisor to the Company. At the request of the Transaction Committee, representatives of Centerview then presented Centerview’s preliminary intrinsic valuation analysis, based on projections prepared by the Company’s management that had been shared with the Company Board in advance of the meeting. Members of the Transaction Committee asked questions regarding the assumptions and sensitivities incorporated in the projections and discussed Centerview’s analysis, and confirmed Centerview should proceed with its analysis based on the projections shared with the Company Board. The members of the

Transaction Committee discussed their perspectives on the May 27 Proposal and the risks inherent in continuing as a standalone business relative to the certainty of value of a potential near-term transaction with Ultimate Parent. Members of the Transaction Committee considered whether to initiate outreach to select third parties, noting the risks of a leak, risks inherent in approaching other potentially interested parties in light of discussions with FDA on the zidesamtinib label, the speed at which other parties could reasonably be expected to make an actionable acquisition proposal, and the fact that the Company had received feedback in business development discussions with other large pharmaceutical companies that led the Company Board to believe that such potential counterparties would be unwilling to enter into a transaction with the Company at a price higher than the price reflected in the May 27 Proposal. Following discussion, the members of the Transaction Committee determined that Dr. Porter and representatives of Centerview should further engage with Ultimate Parent in the coming days with the goal of increasing Ultimate Parent’s proposed purchase price. The members of the Transaction Committee also determined not to reach out to other potential counterparties because of the perceived risks of doing so and determined to reject Ultimate Parent’s request for exclusivity.

On May 29, 2026, the Company presented the topline data for neladalkib in TKI pre-treated ALK-positive NSCLC from its ALKOVE-1 Phase 1/2 clinical trial at the ASCO 2026 Annual Meeting. Also at this meeting, updated data for Pfizer’s lorlatinib were presented. In a seven-year update for the CROWN Phase 3 trial of lorlatinib vs. crizotinib for TKI-naïve patients with ALK-positive NSCLC, the median PFS for lorlatinib was not yet reached.

Also on May 29, 2026, the Transaction Committee convened a meeting with members of the Company’s management and representatives of Centerview and Ropes & Gray in attendance. During the meeting, the members of the Transaction Committee discussed when to provide Ultimate Parent with access to FDA’s feedback on the zidesamtinib label and determined that discussions had progressed to a point where it was appropriate to do so. The members of the Transaction Committee then revisited prior discussions regarding outreach to potentially interested parties, limiting discussion to a short list of counterparties that could make an acquisition of this size, did not pose preclusive antitrust risk and had not previously communicated clear lack of interest in the Company and its programs. The members of the Transaction Committee perceived substantial leak risk with certain parties and did not view Company A and Company G as likely bidders in view of statements made publicly about their business development outlook and to the Company and its advisors in recent months regarding valuation and ability to transact. The members of the Transaction Committee and representatives of Centerview discussed whether to reach out to Company C in view of its previous statements in the first quarter of 2025 that it remained interested in a potential acquisition, weighing the risk of leaks, the repeated failure of Company C to provide an acquisition proposal, the lack of engagement with Company C since the first quarter of 2025, the perception that Company C would be unable to match the June 8, 2026 timing requested by Ultimate Parent and the fact that any party could submit a bid after a transaction with Ultimate Parent was announced. Following the discussion, the members of the Transaction Committee ultimately determined not to reach out to other potentially interested parties due to the risks relative to the limited potential upside, the belief that no other counterparty could move as quickly as Ultimate Parent, that all other potential counterparties were unlikely to proceed without resolution of the zidesamtinib label and likely would not submit a proposal for an acquisition, if at all, until the Company had commercialized zidesamtinib for a period of time sufficient to give such counterparty visibility on the revenue trajectory of the product, that none of the other potential counterparties was likely to propose a higher price prior to receipt of FDA marketing approval of zidesamtinib, and that any party could submit a bid after a transaction with Ultimate Parent was announced. Members of the Transaction Committee then directed Dr. Porter to inform Ultimate Parent that the Company would not agree to exclusivity, and indicate that the Company expected a more significant improvement on price, but, recognizing the importance of timing, the Company would agree to work toward announcement of a transaction by June 8, 2026 on the basis that Dr. Porter and Mr. Miels would have a further discussion regarding value. Following the meeting, Dr. Porter called Mr. Miels and delivered this response. Members of the Transaction Committee also authorized the Company to provide access to additional diligence materials for Ultimate Parent to conduct confirmatory due diligence and directed representatives of Ropes & Gray to provide initial drafts of the merger agreement and related Company disclosure letter to Ultimate Parent’s counsel.

Also on May 29, 2026, following the meeting of the Transaction Committee, representatives of Ropes & Gray sent to representatives of Davis Polk & Wardwell LLP, counsel to Ultimate Parent (“Davis Polk”), initial drafts of the merger agreement and the related Company disclosure letter, and the Company granted representatives of Ultimate Parent expanded access to the virtual data room, which included additional information regarding the Company and its business, to enable confirmatory due diligence. The draft merger agreement contemplated a two-step transaction structure consisting of a tender offer followed by a back-end merger and provided for, among other things, full acceleration of all Company equity awards, an antitrust efforts covenant requiring Ultimate Parent and its affiliates to use reasonable best efforts to take any and all actions necessary to obtain clearances, a “clear skies” covenant requiring Ultimate Parent and its affiliates to refrain from any action or omission to take any action that reasonably would be expected to delay obtaining, or make it less probable or more difficult to obtain, antitrust clearance before the outside date, a Company termination fee equal to 2.0% of the transaction equity value, and a carveout from the definition of “Company Material Adverse Effect” for effects related to the Company’s product candidates or those of competitors, including regulatory, clinical or manufacturing effects.

On June 1, 2026, representatives of Ropes & Gray sent a draft of the form of the support agreement to representatives of Davis Polk.

During the week of June 1, 2026, the parties conducted various confirmatory diligence calls and exchanged written diligence correspondence.

On June 2, 2026, representatives of Davis Polk sent to representatives of Ropes & Gray a revised draft of the merger agreement and, later, a revised draft of the Company disclosure letter. Ultimate Parent’s revised draft of the merger agreement noted that Ultimate Parent did not agree to full acceleration of all Company equity awards, and provided for, among other things, Ultimate Parent having sole control over antitrust strategy, a narrower “clear skies” covenant limited to actions related to specific product candidates and mechanisms of action, a Company termination fee equal to 3.8% of the transaction equity value, an outside date of five months after signing, a definition of “Company Material Adverse Effect” that would permit the Company’s noncompliance with law or deviation from protocols resulting in delay of clinical trials relating to the Company’s product candidates to be considered in determining whether a Company Material Adverse Effect has occurred, and an exception to the definition of “Intervening Event” so that positive impacts related to the Company’s product candidates or those of competitors (the converse of the effects included in the exception to the definition of “Company Material Adverse Effect”) could not constitute or contribute to an Intervening Event.

On June 3, 2026, representatives of Davis Polk sent representatives of Ropes & Gray a revised draft of the form of support agreement, and Ropes & Gray sent the draft of the form of support agreement to representatives of Sullivan & Cromwell LLP, counsel to entities affiliated with Deerfield (“Sullivan & Cromwell”). From June 3, 2026 through June 8, 2026, representatives of Davis Polk, Sullivan & Cromwell and Ropes & Gray negotiated the form of support agreement.

On June 4, 2026, Dr. Porter and Mr. Miels had a telephone conversation during which Mr. Miels noted that Ultimate Parent wanted to delay the signing of the merger agreement to June 10, 2026, in order to provide Ultimate Parent’s board of directors additional time to consider the potential transaction. Mr. Miels also renewed Ultimate Parent’s request for exclusivity.

On June 4, 2026, representatives of Ropes & Gray sent representatives of Davis Polk a revised draft of the merger agreement as well as certain exceptions to the interim operating covenant permitting the Company to, among other things, award equity grants and make certain bonuses to employees of the Company. The Company’s revised draft restored the Company’s position on full acceleration of all equity awards, and provided for, among other things, the parties having joint control over antitrust strategy, a to-be-determined outside date, a Company termination fee equal to 2.25% of the transaction equity value, and rejection of the definition of “Company Material Adverse Effect” and the exception in the definition of “Intervening Event” that were each proposed in Ultimate Parent’s June 2 draft of the merger agreement.

Also on June 4, 2026, the Transaction Committee convened a meeting, with members of the Company’s management and representatives of Centerview and Ropes & Gray in attendance. Dr. Porter provided the Transaction Committee with an update on his June 4, 2026 call with Mr. Miels and noted that the conversation with Mr. Miels was followed by outreach to Dr. Porter from Ultimate Parent’s Global Head of Business Development, and to a representative of Centerview from a representative of Leerink Partners, which follow-up communications conveyed more certainty regarding a transaction and a forthcoming improved proposal on price. The members of the Transaction Committee determined to reject Ultimate Parent’s request for exclusivity.

On June 5, 2026, representatives of the Company met with representatives of Company G to further discuss the Company’s zidesamtinib and neladalkib programs and the market opportunity.

Also on June 5, 2026, representatives of Davis Polk sent representatives of Ropes & Gray a revised draft of the merger agreement. Ultimate Parent’s revised draft of the merger agreement stated that Ultimate Parent would provide a proposal on the treatment of equity awards separately, and, among other things, reinserted the following positions from Ultimate Parent’s June 2, 2026 draft of the merger agreement: Ultimate Parent having sole control over antitrust strategy, a Company termination fee equal to 3.8% of the transaction equity value, an outside date of five months after signing, a definition of “Company Material Adverse Effect” that would permit the Company’s noncompliance with law or deviation from protocols resulting in delay of clinical trials relating to the Company’s product candidates to be considered in determining whether a Company Material Adverse Effect has occurred, and the exception to the definition of “Intervening Event” for effects related to the Company’s product candidates or those of competitors.

Also on June 5, 2026, Davis Polk sent a revised draft of the disclosure letter to Ropes & Gray.

Also on June 5, 2026, Dr. Porter and Mr. Miels had a telephone conversation during which Mr. Miels verbally communicated a non-binding proposal to acquire all of the outstanding shares of the Company’s common stock for $123.25 per Share in cash, implying a fully-diluted equity value of approximately $10.6 billion, representing a 31% premium to the closing price of the Company’s Class A Shares on June 4, 2026. Dr. Porter stated that $123.25 per Share was unlikely to be sufficient for the Company Board. After further discussion, Mr. Miels indicated Ultimate Parent could increase to $124.00 per Share, and Dr. Porter agreed to take $124.00 per Share to the Company Board. Mr. Miels also reiterated Ultimate Parent’s request for exclusivity.

Later on June 5, 2026, a representative of Leerink Partners informed a representative of Centerview that Ultimate Parent’s proposal to acquire all of the outstanding shares of the Company’s common stock for $124.00 per Share in cash, implying a fully-diluted equity value of approximately $10.6 billion (the “June 5 Proposal”), representing a 32% premium to the closing price of the Company’s Class A Shares on June 4, 2026, was its last, best and final proposal.

Also on June 5, 2026, the Transaction Committee convened a meeting, with members of the Company’s management and representatives of Centerview and Ropes & Gray in attendance. At the request of the Transaction Committee, a representative of Centerview updated the Transaction Committee on the June 5 Proposal of $124.00 per Share that was communicated as Ultimate Parent’s last, best and final proposal on price. Following discussion, the members of the Transaction Committee determined to informally agree, subject to approval by the Company Board, on $124.00 per Share, subject to announcement of the proposed transaction on Monday, June 8, 2026, and instructed the representative of Centerview to communicate the Company’s position to Ultimate Parent. The members of the Transaction Committee further determined that Dr. Porter should share the recent FDA feedback on the zidesamtinib label with representatives of Ultimate Parent later that evening.

Also on June 5, 2026, following the meeting of the Transaction Committee, Dr. Porter telephoned Mr. Miels and confirmed that the Company would agree to move forward with a price of $124.00 per Share if the parties could satisfactorily resolve outstanding issues in the merger agreement and achieve a signing by June 8, 2026.

On June 6, 2026, representatives of Davis Polk sent representatives of Ropes & Gray a proposal for the treatment of Company equity awards, which, among other things, provided that fifty percent (50%) of equity awards granted subsequent to January 1, 2025 would not fully accelerate but instead be converted into cash-based awards post-closing, subject to certain vesting terms.

On June 6 and June 7, 2026, representatives of the Company and Ultimate Parent held a number of discussions regarding remaining terms in the merger agreement and Company disclosure letter. Representatives of Ultimate Parent informed representatives of the Company that Ultimate Parent’s Board of Directors would need to schedule its meeting to approve the merger agreement on June 8, 2026, but that Ultimate Parent would be prepared to announce the transaction by June 9, 2026, subject to final negotiation of the merger agreement.

On June 7, 2026, the Company executed an engagement letter with Centerview, which the Company Board ratified on June 8, 2026.

Also on June 7, 2026, representatives of Ropes & Gray sent representatives of Davis Polk a revised draft of the merger agreement. The Company’s revised draft restored the Company’s position on full acceleration of all equity awards, and provided for, among other things, the parties having joint control over antitrust strategy, an outside date of six months after signing, a Company termination fee equal to 2.25% of the transaction equity value, rejection of the definition of “Company Material Adverse Effect” proposed in Ultimate Parent’s June 2 draft of the merger agreement, and rejection of Ultimate Parent’s definition of “Intervening Event.”

In addition, representatives of Ropes & Gray and Davis Polk held a series of calls to discuss key terms of the merger agreement, including the appropriate amount of the Company termination fee and the definitions of “Company Material Adverse Effect” and “Intervening Event.” With respect to the definition of “Intervening Event,” the parties discussed Ultimate Parent’s proposed restrictions on the circumstances in which the Company Board could change its recommendation outside the context of a superior proposal, including the relationship between the exceptions to the “Intervening Event” definition and those in the “Company Material Adverse Effect” definition, the differing purposes of those provisions, and the potentially non-reciprocal effect of those provisions—specifically, that the exceptions to the definition of “Company Material Adverse Effect” could limit Ultimate Parent’s ability to terminate the merger agreement following certain negative clinical or regulatory developments, while the inclusion of corresponding exceptions in the “Intervening Event” definition could restrict the Company Board from changing its recommendation following certain positive clinical or regulatory developments, and that the occurrence of an “Intervening Event” would not permit the Company to terminate the merger agreement. The parties also discussed whether the proposed restrictions implicated director fiduciary duties and whether, in certain scenarios involving material positive developments, those provisions could operate contrary to Ultimate Parent’s economic interests. The parties further discussed the appropriate size of the termination fee, and both parties emphasized the importance of these provisions to their respective principals. Ultimate Parent and its representatives stated to representatives of the Company that an acceptable definition of “Intervening Event” represented a condition to signing the merger agreement for the Ultimate Parent Board of Directors.

Throughout the day of June 8, 2026, Ropes & Gray and Davis Polk exchanged drafts of the merger agreement and the disclosure letter. Following a series of further discussions between representatives of the Company and Ultimate Parent, including Ropes & Gray and Davis Polk, the parties reached tentative agreement on the outstanding key issues such as full acceleration of all equity awards, the parties having joint control over antitrust strategy, an outside date of six months after signing, a Company termination fee equal to 3.3% of the transaction equity value and the exclusion of non-compliance with law and certain clinical effects from “Company Material Adverse Effect” subject to being able to reach agreement on a mutually acceptable definition of “Intervening Event”.

On the afternoon of June 8, 2026, the Company Board convened a meeting, with members of the Company’s management and representatives of Centerview and Ropes & Gray in attendance, to consider the proposed transaction. Representatives of Ropes & Gray reviewed with the Company Board the directors’ fiduciary duties in the context of considering a sale transaction and reviewed the proposed terms of the Merger Agreement and related agreements, including the form of support agreement, each of which had been previously distributed to the members of the Company Board. A representative from Ropes & Gray explained the implications of the definition of “Intervening Event” in the merger agreement and Ultimate Parent’s proposed restrictions on when the Company Board could change its recommendation outside of the context of a superior proposal. Dr. Porter confirmed that Ultimate Parent was holding firm on its position on this issue. A representative from Ropes & Gray noted that the better result would be omitting the restrictions. The Ropes & Gray representative also advised the Company Board that, if the Company Board believed that the Transactions were in the best interest of the Company and its stockholders, the Company Board, consistent with its fiduciary duties, could approve the merger agreement; the Company Board could reasonably conclude that the restrictions, which were highly unlikely to come into play, did not offset the value of the Transactions for the Company and its stockholders, given that Ultimate Parent had insisted that reaching an acceptable position on this definition was a condition to signing the merger agreement. The Company Board, having been advised that this provision was highly unlikely to come into play, determined to move forward with approving the substantially final form of the merger agreement provided to the Company Board, with any improvements to the definition of “Intervening Event” as could be negotiated to be consistent with the Company Board’s foregoing determination.

Representatives of Centerview then reviewed with the Company Board Centerview’s financial analysis of the Offer Price and Merger Consideration of $124.00 per Share in cash, implying a fully-diluted equity value of approximately $10.6 billion and representing a 40% premium to the closing price of the Class A Shares on June 8, 2026, and rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 8, 2026, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price or Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, see below in “—Opinion of Centerview Partners LLC.” The written opinion rendered by Centerview to the Company Board is attached to this Schedule 14D-9 as Annex A.

Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Company Board unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of the Shares, (2) declared it advisable that the Company enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (3) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (4) subject to the terms and conditions of the Merger Agreement, recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Following the meeting and into June 9, 2026, representatives of Ropes & Gray and representatives of Davis Polk negotiated revisions to the definition of “Intervening Event” in connection with finalizing the terms of the Merger Agreement.

On June 9, 2026, the Company, Ultimate Parent, Parent and Purchaser executed and delivered the Merger Agreement, and the Company and entities affiliated with Deerfield and the Company’s directors and officers executed and delivered the support agreements.

Also on June 9, 2026, Ultimate Parent issued a press release announcing the transaction.

On June 23, 2026, the Company Board ratified the Merger Agreement, including pursuant to Section 147 of the DGCL.

On June 24, 2026, Parent and Purchaser commenced the Offer.

Reasons for the Recommendation of the Company Board

The Company Board carefully reviewed and considered the Offer, the Merger and the Transactions, consulted with management and outside legal and financial advisors at various times, and took into account the reasons enumerated below. After considering its fiduciary duties under applicable law, and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger against the potential benefits of the Transactions, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of the Shares; (ii) declared it advisable that the Company enter into the Merger Agreement and consummate the Transactions, including the Offer and the Merger; (iii) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (iv) subject to the terms and conditions of the Merger Agreement, recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Reasons in favor of the Transactions:

•

Attractive Price. The all-cash consideration of $124.00 per Share, taking into account the Company Board’s familiarity with the business, operations, prospects, strategic and short- and long- term operating plans, assets, liabilities and financial condition of the Company and the relative certainty and liquidity of the all-cash Offer Price and Merger Consideration, is more favorable to the Company’s stockholders than the potential value that would reasonably be expected to be generated from the Company continuing to operate independently and pursuing its current business and financial plans on a standalone basis, taking into account the execution risks associated with continued independence;

•	Premium. The current and historical market prices of the Class A Shares, and the fact that the Offer Price reflects a premium to recent market prices of the Class A Shares, including:

•	a 40% premium to the closing price of the Class A Shares on June 8, 2026, the last trading day before the announcement of the Company’s entry into the Merger Agreement;

•	a 25% premium to the volume weighted average price for the Class A Shares over the 30 trading days ending on June 8, 2026;

•	a 11% premium to the highest closing stock price of the Class A Shares over the 52-week period ending on June 8, 2026; and

•	a 19% premium to the closing price of the Class A Shares on May 11, 2026, the last full trading day prior to Ultimate Parent’s May 12, 2026 Proposal;

•

Certainty of Value. The Offer Price and the Merger Consideration consist entirely of cash, and the Transactions, therefore, provide certain and immediate value and liquidity to the Company’s stockholders for their Shares, especially when viewed against the internal and external risks and uncertainties associated with (i) obtaining marketing approval for and, if approved, successfully launching and commercializing the Company’s product candidates in the United States and in other major markets, (ii) completing the build-out of, and maintaining a commercial organization for, and transitioning to a commercial-stage company, (iii) pricing and reimbursement of the Company’s product candidates for which the Company may receive marketing approval, (iv) macroeconomic conditions, including the current state of the U.S. and global economies and (v) the potential impact of such risks and uncertainties on the standalone strategy of the Company and the trading price of the Class A Shares;

•

Product Commercialization Risks. The risks associated with the Company never having commercialized a product and the fact that zidesamtinib and neladalkib have not yet been approved for marketing by FDA or by any similar non-U.S. regulatory body. The outcome, timing and costs of bringing zidesamtinib and neladalkib to market and the significant risks and challenges associated with commercializing each of zidesamtinib and neladalkib, including product development and pre-commercial operations, the costs associated with successfully scaling commercial operations, including completing the establishment of, and operating, commercial infrastructure in anticipation of obtaining marketing approval of zidesamtinib and neladalkib, and the risk that, even if it receives marketing approval, the Company is unable to generate adequate product revenue or achieve profitability;

•

Risk and Cost Associated with the Company’s Growth. The risk that the Company is unable to successfully manage its growth, including risks relating to completing the build-out of, and operating, the commercial infrastructure required for zidesamtinib, neladalkib or any other Company product candidates that are approved in the future, or entering into and managing collaborations or other arrangements under acceptable terms with third parties for the development and, if approved, marketing, sales and distribution, of the Company’s current or future product candidates, and the costs associated with such activities;

•

Risk Associated with Drug Pricing. The risk that future revenue from any product candidates that are approved for commercial sale may be negatively impacted in the U.S. by increasing scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals, and, if any product candidates are approved for marketing and sale in international jurisdictions, risks associated with pricing policies in such jurisdictions;

•

Risks Associated with Regulatory Processes. The risks inherent in obtaining regulatory approvals from regulatory authorities to be able to sell the Company’s products, that domestic and foreign regulators have their own procedures for approval of product candidates, that if a product is approved, regulators may limit the indications for which the product may be marketed, reject the Company’s efforts for label expansion, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval;

•

Competition. Competitive considerations, including that well-financed pharmaceutical companies are discovering, developing, marketing and selling product candidates to treat patients with cancer-associated genomic alterations;

•

Costs and Risks Associated with Drug Development. The costs and risks associated with continuing the development of drug candidates or acquisition of other commercial or pipeline assets, including that clinical trials can take years to complete and that outcomes are uncertain;

•

Feedback from Prior Discussions. The fact that representatives of the Company have previously discussed with certain potential counterparties whether such parties would be interested in acquiring the Company, and that, based on prior interactions with such potential counterparties, including specific feedback from several such parties on the longer lead-time to data availability for the ALKAZAR trial and their ability or willingness to pursue large acquisitions and lack of recent significant engagement, the Company Board did not believe that such potential counterparties would be willing to enter into a transaction with the Company at or above the Offer Price prior to the anticipated receipt of FDA marketing approval of zidesamtinib, especially in view of the anticipated approval of zidesamtinib;

•

Best Offer. The Company Board’s belief that (i) as a result of an active negotiating process, the Company had obtained Ultimate Parent’s best offer, (ii) substantial risk of losing Ultimate Parent’s offer of $124.00 per Share existed if the Company determined that it should pursue a higher price, and (iii) based on the conversations and negotiations with Ultimate Parent, the Offer Price of $124.00 per Share represented the highest price reasonably obtainable by the Company under the circumstances;

•

Potentially Limited Period of Opportunity. The timing of the Transactions and the risk that, if the Company did not enter into the Merger Agreement, it likely would not receive a comparable opportunity prior to the anticipated receipt of FDA marketing approval of zidesamtinib, and the belief of the Company Board that

(1) Ultimate Parent was only willing to enter into the Merger Agreement in the near-term and (2) if the Company did not proceed with the Transactions with Ultimate Parent, other potential bidders likely would not submit proposals, if at all, until the Company had commercialized zidesamtinib for a period of time sufficient to give such bidders visibility on the revenue trajectory of the product;

•

Likelihood of Closing. The belief of the Company Board that the likelihood of completing the Transactions is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions contained within the “Company Material Adverse Effect” definition, which generally defines the standard for closing risk, and (iii) the likelihood of obtaining required regulatory approvals, including the commitment of Parent to use its reasonable best efforts to obtain the required regulatory approvals;

•	No Financing Condition. The fact that the Transactions are not subject to a financing condition;

•

Centerview Fairness Opinion. The opinion of Centerview rendered to the Company Board on June 8, 2026, which was subsequently confirmed by delivery of a written opinion dated June 8, 2026, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price or Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of Centerview Partners LLC;”

•	Financial Projections. The fact that achieving management’s financial projections entails significant execution risk, including risks related to commercialization;

•

Successful Negotiations with Ultimate Parent. The enhancements that the Company and Centerview were able to obtain as a result of robust arm’s-length negotiations with Ultimate Parent, including the increases in the Offer Price proposed by Ultimate Parent from the time of its initial indication of interest to the end of the negotiations;

•

Business Reputation of Ultimate Parent. The assessment of the Company Board that the business reputation and financial resources of Ultimate Parent supported the conclusion that the Offer and the Merger were reasonably likely to be consummated successfully and in an appropriately expedited manner;

•

Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited proposals, and that the provisions of the Merger Agreement permit the Company Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee of $350,475,000, which amount the directors believe to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals; and

•	Appraisal Rights. That stockholders who do not believe that the Offer Price represents fair consideration for their Shares have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the Transactions:

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Opportunity Costs. The fact that the Company will no longer exist as an independent public company, and the Company’s stockholders will forego any future increase in its value as an independent public company that might result from its possible growth;

•

Limited Outreach. The fact that, following Ultimate Parent’s May 12 Proposal, the Company and Centerview, the Company’s lead financial advisor, did not undertake to solicit proposals from other potential acquirors prior to signing, due to various factors considered by the Company Board, including the risk of a leak, and the risk that contacting such parties prior to conclusion of the Company’s interaction with FDA regarding FDA feedback on the draft label for zidesamtinib (which FDA had provided shortly before Ultimate Parent’s May 12 Proposal) could harm the Company’s ability to attract interest from any other potential acquirors at a future date, and the belief, based on prior interactions, including feedback in business development discussions with large pharmaceutical companies, that no bidder would make a credible proposal at a superior value in the near-term prior to the anticipated receipt of FDA marketing approval of zidesamtinib and in particular before Ultimate Parent’s requested deadline of signing a merger agreement by June 8, 2026;

•

Potential Negative Impact on the Company’s Business. The possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on the Company’s financial performance, operating results and stock price and the Company’s relationships with suppliers, distributors, other business partners, management and employees;

•

Prohibition Against Solicitations. The fact that the Merger Agreement precludes the Company from actively soliciting competing acquisition proposals and obligates the Company (or its successor) to pay Parent a termination fee equal to $350,475,000 under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal;

•

Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

•

Transaction Expenses. The substantial transaction expenses incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offer and the Merger not be completed; and

•

Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally.

The foregoing discussion of the Company Board’s reasons for its recommendation that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by the Company Board in connection with its recommendation. In view of the wide variety of factors considered by the Company Board in connection with the evaluation of the Offer and the complexity of these matters, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the Company’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Company Board may have been influenced to a greater or lesser degree by different reasons. In arriving at its recommendation, the Company Board considered the interests of the Company’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

The foregoing discussion and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors described below in the section captioned “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements”.

(c) Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d) Opinion of the Financial Advisor to the Company Board.

Opinion of Centerview Partners LLC

The Company Board retained Centerview as financial advisor to the Company Board in connection with the Offer and Transactions. In connection with this engagement, on June 8, 2026, Centerview rendered to the Company Board its oral opinion, subsequently confirmed by delivery of a written opinion dated June 8, 2026, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price or Merger Consideration to be paid to the holders of Shares (other than (i) each Share held in the treasury of the Company or owned by the Company or its subsidiary, (ii) each Share owned by Ultimate Parent, Parent or Purchaser or any direct or indirect wholly owned subsidiary of Ultimate Parent, Parent or Purchaser and (iii) Dissenting Shares (as defined in the Merger Agreement) (the shares referred to in clauses (i), (ii) and (iii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated June 8, 2026, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached hereto as Annex A. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price or Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated June 8, 2026, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2025, December 31, 2024, and December 31, 2023;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price or Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price or Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated June 8, 2026. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Ultimate Parent, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 8, 2026 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed and compared certain financial information of the Company to corresponding financial information of certain selected publicly traded biopharmaceutical companies listed below that Centerview deemed comparable, based on its experience and professional judgment, to the Company (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion).

Using publicly available information obtained from SEC filings and other data sources as of June 8, 2026, Centerview calculated, for each selected company, such selected company’s implied enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2031 (“EV/2031E Revenue Multiple”).

The selected companies reviewed were as follows:

Celcuity Inc.

CG Oncology, Inc.

Cogent Biosciences, Inc.

Crinetics Pharmaceuticals, Inc.

Cytokinetics, Inc.

Dyne Therapeutics, Inc.

Insmed Inc.

Revolution Medicines, Inc.

Vera Therapeutics, Inc.

Xenon Pharmaceuticals Inc.

Although none of the selected companies is directly comparable to the Company, the selected companies were chosen by Centerview, among other reasons, because they are publicly traded biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company. However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

The overall low to high EV/2031E Revenue Multiples observed for the selected companies were 1.0x to 3.9x (with a median of 2.4x). Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, Centerview selected a reference range of EV/2031E Revenue Multiples of 2.0x to 4.0x to apply to the Company’s estimated risk-adjusted revenue for calendar year 2031, as set forth in the Internal Data. In selecting this range of EV/2031E Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis.

Applying this range of EV/2031E Revenue Multiples to the Company’s estimated risk-adjusted revenue for calendar year 2031 of $2,528 million, as set forth in the Internal Data, and adding to it the Company’s estimated net cash of $1,214 million as of June 30, 2026, as set forth in the Internal Data, and dividing the result of the foregoing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and performance stock units (including assumptions regarding the vesting of such performance stock units)) as of June 4, 2026, as set forth in the Internal Data, resulted in an implied equity value per Share range of $74.50 to $131.95, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price and the Merger Consideration of $124.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to the following selected transactions involving publicly traded biopharmaceutical companies (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions.

Using publicly available information obtained from SEC filings and other data sources as of the time of the public announcement of the selected transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in such selected transaction as a multiple of such target company’s management’s risk-adjusted projected five-year forward revenue, per such target company’s Schedule 14D-9 or proxy statement (“TV/5-Year Forward Revenue Multiple”).

The selected transactions considered in this analysis are summarized below:

Date Announced	Target	Acquiror
February 23, 2026	Arcellx, Inc.	Gilead Sciences, Inc.
October 26, 2025	Avidity Biosciences, Inc.	Novartis AG
July 9, 2025	Verona Pharma plc	Merck & Co., Inc.
December 22, 2023	Karuna Therapeutics, Inc.	Bristol-Myers Squibb Company
November 30, 2023	ImmunoGen, Inc.	AbbVie Inc.
July 28, 2023	Reata Pharmaceuticals, Inc.	Biogen Inc.
April 30, 2023	IVERIC bio, Inc.	Astellas Pharma, Inc.
May 10, 2022	Biohaven Pharmaceutical Holding Company Ltd.	Pfizer Inc.

Although none of the selected transactions is directly comparable to the Transactions, these transactions were selected by Centerview, among other reasons, because they have certain business, operational and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to the Transactions. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operational and/or financial conditions and prospects of the Company and the target companies included in the selected precedent transactions analysis. However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences in business, operational and/or financial characteristics and other factors that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

The overall low to high TV/5-Year Forward Revenue Multiples observed for the selected transactions were 1.9x to 8.0x (with a median of 3.7x). Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, related to, among other things, differences in the business, operational and/or financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis, Centerview selected a reference range of TV/5-Year Forward Revenue Multiples of 3.0x to 6.0x derived from the selected transactions. In selecting this range of TV/5-Year Forward Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences in business, operational and/or financial characteristics and other factors that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis. Applying this reference range of TV/5-Year Forward Revenue Multiples to the Company’s projected five-year forward risk-adjusted revenue of $1,938 million (based on 50% of the Company’s estimated risk-adjusted revenue for calendar year 2030 and 50% of the Company’s estimated risk-adjusted revenue for calendar year 2031), as set forth in the Internal Data, and adding to it the Company’s estimated net cash of $1,214 million as of June 30, 2026, as set forth in the Internal Data, and dividing the result of the foregoing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units, performance stock units (including assumptions regarding the vesting of such performance stock units)) as of June 4, 2026, as set forth in the Internal Data, resulted in an implied equity value per Share range of $83.20 to $149.05, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price and the Merger Consideration of $124.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Forecasts. The Forecasts are described in further detail in the section above under “Certain Company Management Forecasts.” A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value, as of June 30, 2026, using discount rates ranging from 12.0% to 14.0% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on July 1, 2026, and ending on December 31, 2046, utilized by Centerview based on the Forecasts, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2046, at a rate of free cash flow decline of 80% year over year as directed by the management of the Company, and (iii) the forecasted tax savings from usage of the Company’s federal net operating losses as of December 31, 2025 of $503 million and the Company’s estimated future losses, in each case, as directed by the management of the Company and as set forth in the Internal Data; and (b) adding to the foregoing results the Company’s estimated net cash of $1,214 million as of June 30, 2026, as set forth in the Internal Data.

Centerview then divided the results of the foregoing calculations by the fully-diluted Shares outstanding (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units, performance stock units (including assumptions regarding the vesting of such performance stock units)) as of June 4, 2026, as set forth in the Internal Data. This analysis resulted in an implied equity value per Share range of $106.15 to $125.55, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price and the Merger Consideration of $124.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Company Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended June 8, 2026 (the last trading day before the public announcement of the Transactions), which reflected low and high closing prices for the Shares during such period of $72.16 to $111.99 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of June 8, 2026, which indicated low and high price targets for the Shares ranging from $116.00 to $172.00 per Share.

•

Precedent Premia Paid Analysis. Centerview performed an analysis of premia paid in certain selected transactions involving publicly traded biopharmaceutical companies that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions and for which premium data was available. The premia in this analysis were calculated by comparing the per share acquisition price in each transaction (excluding contingent consideration, if any) to the closing price of such target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 35% to 75% to the Company’s closing stock price on June 8, 2026 (the last trading day before the public announcement of the Transactions) of $88.49, which resulted in an implied price per Share range of $119.45 to $154.85, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or management of the Company with respect to the Offer Price or Merger Consideration or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for its current engagement in connection with the Transactions, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. As of the date of its written opinion, Centerview was engaged to provide financial advisory services unrelated to the Company to a private company in which affiliates of Deerfield Management Company, L.P. (“Deerfield”), a significant minority stockholder of the Company, hold a significant minority equity interest, and Centerview had not received compensation for such services, but expects that it could receive compensation in the future. At this point, any such potential compensation cannot be quantified. In 2024 and 2025, Centerview was engaged to provide financial advisory services unrelated to the Company to a private company in which affiliates of Deerfield held a significant minority equity interest, and Centerview has not received any compensation in connection with this engagement, which has terminated, but expects that it could receive between $20 million and $25 million in compensation in the future. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Ultimate Parent or Parent, and Centerview did not receive any compensation from Ultimate Parent or Parent during such period. In 2024 and 2025, Centerview Partners UK LLP (“CPUK”), Centerview’s UK affiliate, was engaged to provide financial advisory services unrelated to the Company to a private company in which an affiliate of Ultimate Parent held a significant minority equity interest. As of the date of its written opinion, CPUK had not received any compensation in connection with this engagement, which has terminated, but expects that it could receive at least between CHF 2 million and CHF 6 million in compensation in the future. Centerview may provide financial advisory and other services to or with respect to the Company, Ultimate Parent, Deerfield or their respective affiliates, including portfolio companies of Deerfield, in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Ultimate Parent, Deerfield or any of their respective affiliates, including portfolio companies of Deerfield, or any other party that may be involved in the Transactions.

The Company Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation in the pharmaceutical industry and expertise and experience advising on transactions such as the proposed Transactions. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of $100.0 million, $2.0 million of which was payable upon the rendering of Centerview’s opinion and $98.0 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company Board retained Centerview to act as its lead financial advisor in connection with the Offer and, in connection with such engagement, Centerview provided an opinion described in Item 4 under the heading “The Solicitation or Recommendation—Opinion of the Financial Advisor to the Company Board,” which is filed as Annex A to this Schedule 14D-9 and incorporated herein by reference. The Company Board selected Centerview as its lead financial advisor in connection with the Transactions based on Centerview’s reputation in the pharmaceutical industry and expertise and experience advising on transactions such as the proposed Transactions.

In connection with Centerview’s services as its lead financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of $100 million, $2 million of which was payable upon the rendering of Centerview’s opinion and $98 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9 except as follows:

Name of Person	Transaction Date	Number of Class A Shares	Price Per Class A Share	Nature of Transaction
Darlene Noci	4/29/2026	5,500	$27.85	Exercise of stock option award pursuant to 10b5-1 trading plan

Name of Person	Transaction Date	Number of Class A Shares	Price Per Class A Share		Nature of Transaction
Darlene Noci	4/29/2026	4,500	$99.35	(1)	Sale of Shares pursuant to 10b5-1 trading plan
Darlene Noci	4/29/2026	700	$100.14	(2)	Sale of Shares pursuant to 10b5-1 trading plan
Darlene Noci	4/29/2026	300	$101.17	(3)	Sale of Shares pursuant to 10b5-1 trading plan
Deborah Ann Miller	4/30/2026	5,500	$6.89		Exercise of stock option award pursuant to 10b5-1 trading plan
Deborah Ann Miller	4/30/2026	4,418	$99.13	(4)	Sale of Shares pursuant to 10b5-1 trading plan
Deborah Ann Miller	4/30/2026	1,082	$99.57	(5)	Sale of Shares pursuant to 10b5-1 trading plan
Alexandra Balcom	5/1/2026	7,159	$1.08		Exercise of stock option award pursuant to 10b5-1 trading plan
Alexandra Balcom	5/1/2026	4,271	$6.89		Exercise of stock option award pursuant to 10b5-1 trading plan
Alexandra Balcom	5/1/2026	3,872	$98.42	(6)	Sale of Shares pursuant to 10b5-1 trading plan
Alexandra Balcom	5/1/2026	7,434	$99.29	(7)	Sale of Shares pursuant to 10b5-1 trading plan
Alexandra Balcom	5/1/2026	124	$99.97	(8)	Sale of Shares pursuant to 10b5-1 trading plan
James Richard Porter	5/4/2026	30,000	$18.93		Exercise of stock option award pursuant to 10b5-1 trading plan
James Richard Porter	5/4/2026	1,699	$98.54	(9)	Sale of Shares pursuant to 10b5-1 trading plan
James Richard Porter	5/4/2026	1,408	$99.77	(10)	Sale of Shares pursuant to 10b5-1 trading plan
James Richard Porter	5/4/2026	7,429	$101.48	(11)	Sale of Shares pursuant to 10b5-1 trading plan
James Richard Porter	5/4/2026	17,353	$102.10	(12)	Sale of Shares pursuant to 10b5-1 trading plan
James Richard Porter	5/4/2026	2,111	$102.88	(13)	Sale of Shares pursuant to 10b5-1 trading plan
Deborah Ann Miller	5/28/2026	5,500	$6.89		Exercise of stock option award pursuant to 10b5-1 trading plan
Deborah Ann Miller	5/28/2026	1,401	$106.32	(14)	Sale of Shares pursuant to 10b5-1 trading plan
Deborah Ann Miller	5/28/2026	1,530	$107.45	(15)	Sale of Shares pursuant to 10b5-1 trading plan
Deborah Ann Miller	5/28/2026	900	$108.14	(16)	Sale of Shares pursuant to 10b5-1 trading plan
Deborah Ann Miller	5/28/2026	1,669	$109.30	(17)	Sale of Shares pursuant to 10b5-1 trading plan
Darlene Noci	5/28/2026	5,500	$27.85		Exercise of stock option award pursuant to 10b5-1 trading plan
Darlene Noci	5/28/2026	1,300	$106.26	(18)	Sale of Shares pursuant to 10b5-1 trading plan
Darlene Noci	5/28/2026	1,422	$107.33	(19)	Sale of Shares pursuant to 10b5-1 trading plan

Name of Person	Transaction Date	Number of Class A Shares	Price Per Class A Share		Nature of Transaction
Darlene Noci	5/28/2026	1,178	$108.01	(20)	Sale of Shares pursuant to 10b5-1 trading plan
Darlene Noci	5/28/2026	1,500	$109.30	(21)	Sale of Shares pursuant to 10b5-1 trading plan
Darlene Noci	5/28/2026	100	$109.76		Sale of Shares pursuant to 10b5-1 trading plan
Alexandra Balcom	6/1/2026	11,430	$6.89		Exercise of stock option award pursuant to 10b5-1 trading plan
Alexandra Balcom	6/1/2026	960	$94.87	(22)	Sale of Shares pursuant to 10b5-1 trading plan
Alexandra Balcom	6/1/2026	2,170	$95.99	(23)	Sale of Shares pursuant to 10b5-1 trading plan
Alexandra Balcom	6/1/2026	900	$97.68	(24)	Sale of Shares pursuant to 10b5-1 trading plan
Alexandra Balcom	6/1/2026	1,200	$98.57	(25)	Sale of Shares pursuant to 10b5-1 trading plan
Alexandra Balcom	6/1/2026	3,133	$99.86	(26)	Sale of Shares pursuant to 10b5-1 trading plan
Alexandra Balcom	6/1/2026	2,588	$100.65	(27)	Sale of Shares pursuant to 10b5-1 trading plan
Alexandra Balcom	6/1/2026	279	$101.79	(28)	Sale of Shares pursuant to 10b5-1 trading plan
Alexandra Balcom	6/1/2026	200	$103.84	(29)	Sale of Shares pursuant to 10b5-1 trading plan
James Richard Porter	6/8/2026	30,000	$18.93		Exercise of stock option award pursuant to 10b5-1 trading plan
James Richard Porter	6/8/2026	12,495	$87.97	(30)	Sale of Shares pursuant to 10b5-1 trading plan
James Richard Porter	6/8/2026	14,469	$88.79	(31)	Sale of Shares pursuant to 10b5-1 trading plan
James Richard Porter	6/8/2026	3,036	$89.63	(32)	Sale of Shares pursuant to 10b5-1 trading plan
Darlene Noci	6/9/2026	10,000	$1.08		Exercise of stock option award pursuant to 10b5-1 trading plan
Darlene Noci	6/9/2026	685	$6.89		Exercise of stock option award pursuant to 10b5-1 trading plan
Darlene Noci	6/9/2026	9,315	$18.93		Exercise of stock option award pursuant to 10b5-1 trading plan
Darlene Noci	6/9/2026	20,000	$122.81		Sale of Shares pursuant to 10b5-1 trading plan
Grant C. Bogle	6/16/2026	3,444	$0.00		Annual grant of restricted stock units pursuant to Company plan
Michael L. Meyers	6/16/2026	3,444	$0.00		Annual grant of restricted stock units pursuant to Company plan
Christy J. Oliger	6/16/2026	3,444	$0.00		Annual grant of restricted stock units pursuant to Company plan
Anna Protopatas	6/16/2026	3,444	$0.00		Annual grant of restricted stock units pursuant to Company plan
Ron Squarer	6/16/2026	3,444	$0.00		Annual grant of restricted stock units pursuant to Company plan

Name of Person	Transaction Date	Number of Class A Shares	Price Per Class A Share	Nature of Transaction
Sapna Srivastava	6/16/2026	3,444	$0.00	Annual grant of restricted stock units pursuant to Company plan
Cameron Wheeler	6/16/2026	3,444	$0.00	Annual grant of restricted stock units pursuant to Company plan

(1)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $98.89 to $99.83, inclusive.
(2)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $99.89 to $100.51, inclusive.
(3)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $101.09 to $101.30, inclusive.
(4)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $98.51 to $99.49, inclusive.
(5)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $99.51 to $99.70, inclusive.
(6)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $97.84 to $98.83, inclusive.
(7)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $98.85 to $99.80, inclusive.
(8)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $99.86 to $100.36, inclusive.
(9)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $98.28 to $99.16, inclusive.
(10)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $99.29 to $100.12, inclusive.
(11)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $100.80 to $101.79, inclusive.
(12)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $101.80 to $102.79, inclusive.
(13)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $102.81 to $103.05, inclusive.
(14)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $105.87 to $106.84, inclusive.
(15)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $106.87 to $107.80, inclusive.
(16)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $107.87 to $108.53, inclusive.
(17)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $108.94 to $109.76, inclusive.
(18)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $105.72 to $106.69, inclusive.
(19)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $106.72 to $107.71, inclusive.
(20)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $107.72 to $108.54, inclusive.
(21)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $108.74 to $109.61, inclusive.
(22)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $94.48 to $95.40, inclusive.

(23)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $95.51 to $96.45, inclusive.
(24)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $97.00 to $97.98, inclusive.
(25)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $98.10 to $99.08, inclusive.
(26)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $99.33 to $100.32, inclusive.
(27)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $100.33 to $101.29, inclusive.
(28)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $101.44 to $102.37, inclusive.
(29)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $103.49 to $104.19, inclusive.
(30)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $87.35 to $88.34, inclusive.
(31)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $88.35 to $89.34, inclusive.
(32)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $89.35 to $90.17, inclusive.

Item 7.	Purposes of the Transactions and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a) Golden Parachute Compensation.

Golden Parachute Compensation Table

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on, or otherwise relates to, the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (1) the Effective Time occurred on June 17, 2026, (2) the employment of each named executive officer was terminated on such date in a manner entitling the executive officer to receive severance payments and benefits under the terms of the executive officer’s employment agreement, (3) each executive officer’s base salary and target annual bonus remain unchanged from those in place as of June 17, 2026, (4) no executive officer receives any additional equity grants, exercises any Company Stock Options or vests in any Company RSUs or Company PSUs on or prior to the Effective Time, and (5) no executive officer enters into any new agreement with the Company or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. The values in the table below do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time, or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of the named executive officers and that are available generally to all of the Company’s salaried employees.

Name	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Total ($)
James R. Porter, Ph.D.	1,966,780	33,251,756	76,219	35,294,755
Christopher D. Turner, M.D.	1,054,755	11,250,087	57,164	12,362,006
Alexandra Balcom, MBA, CPA	992,160	11,250,087	57,164	12,299,411
Darlene Noci, ALM	975,195	11,478,384	57,164	12,510,743
Deborah Miller, Ph.D., J.D.	947,115	11,250,087	18,945	12,216,147

(1)

The amounts listed in this column represent cash severance payments that would be payable to each named executive officer under his or her employment agreement, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Employment Agreements and Change in Control Arrangements,” in the event the named executive officer’s employment was terminated by the Company without cause or the executive resigned for good reason, as of June 17, 2026. These severance benefits are “double trigger” payments. Cash severance is comprised of (a) a lump-sum payment equal to a specified multiple of the sum of the named executive officer’s base salary and target annual bonus (24 months of base salary plus 1.5 times target bonus for Dr. Porter (base salary $678,200 and target bonus $406,920); 18 months of base salary plus one times target bonus for each of Dr. Turner (base salary $540,900 and target bonus $243,405), Ms. Balcom (base salary $508,800 and target bonus $228,960), Ms. Noci (base salary $500,100 and target bonus $225,045) and Dr. Miller (base salary $485,700 and target bonus $218,565)), and (b) in the case of Dr. Porter, the prior year bonus, if applicable.

(2)

The amounts listed in this column represent the aggregate dollar value of the unvested Company Stock Options, Company RSUs and Company PSUs held by the Company’s named executive officers as of June 17, 2026, all of which will be cancelled at the Effective Time and converted into a right to receive cash consideration, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Treatment of Company Equity Awards.” Payments with respect to equity awards constitute “single-trigger” arrangements as a result of the terms of the Merger Agreement.

(3)

The amounts listed in this column represent the estimated value of the continued payment of the monthly employer health insurance contribution that would be due to each named executive officer under his or her employment agreement, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Employment Agreements and Change in Control Arrangements” in the event the named executive officer’s employment was terminated by the Company without cause or the executive resigned for good reason, as of June 17, 2026. The employer health insurance contribution continuation period is 24 months for Dr. Porter and 18 months for each of Dr. Turner, Ms. Balcom, Ms. Noci and Dr. Miller. These benefits are “double trigger” benefits.

(b) Appraisal Rights.

Notice of Appraisal Rights

No appraisal rights are available to holders or beneficial owners of Shares in connection with the Offer. Unless otherwise specified expressly herein, all references to a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. However, if the Offer is successful and the Merger is consummated, holders and beneficial owners of Shares immediately prior to the

Effective Time who (i) did not tender their Shares in the Offer (or, if tendered, subsequently validly withdrew such Shares prior to the Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, plus interest, if any, on the amount determined to be the fair value, as determined by the Delaware Court. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders and beneficial owners who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. The following is a summary of the procedures to be followed by stockholders or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex B and is made available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary is qualified in its entirety by reference to Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that the Company will take no action to perfect any appraisal rights of any stockholder or beneficial owner.

Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THE COMPANY BOARD HAS FIXED JUNE 17, 2026 AS THE RECORD DATE FOR DETERMINING THE STOCKHOLDERS ENTITLED TO RECEIVE THIS NOTICE OF APPRAISAL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL attached to this Schedule 14D-9 as Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the

DGCL. If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder or beneficial owner, as applicable, and that the stockholder or beneficial owner is demanding appraisal;

•	not tender his, her or its Shares in the Offer (or, if tendered, subsequently validly withdraw such Shares prior to the Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and

•

in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the Shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares for which appraisal is demanded and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

In addition, a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. Any stockholder or beneficial owner who tenders Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to One Broadway, 14th Floor, Cambridge, Massachusetts 02142, Attention: Secretary.

A record stockholder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand for appraisal should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently validly withdrew such Shares prior to the Acceptance Time) and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the appraised value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder or beneficial owner within ten days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Holder,” and such Shares, “Dissenting Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a Petition by a Dissenting Holder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Holders. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Holders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenting Shares. The Delaware Court may require that Dissenting Holders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Holder who does not comply with such requirement. Accordingly, Dissenting Holders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Dissenting Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Holders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenting Holder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO TENDER SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(c) Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Transactions, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the transactions contemplated by the Merger Agreement, then each of the Company, Parent, Purchaser, and their respective boards of directors will grant approvals and take such reasonable actions as are necessary so that the Transactions are consummated as promptly as practicable on the terms contemplated in the Merger Agreement and otherwise act to render such takeover statute inapplicable to the Transactions. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

(d) Regulatory Approvals.

Compliance with the HSR Act. Under the provisions of the HSR Act, and the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period after the date of filing by Parent and the Company of their respective Premerger Notification and Report Form with respect to the Offer with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or the FTC, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted.

Parent and the Company expect to file their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on or about June 24, 2026.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under state antitrust and consumer protection laws. Private parties may also bring legal action under federal and state antitrust and consumer protection laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Parent and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

(e) Merger without a Vote.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Parent and the Company intend to effect the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

(f) Certain Company Management Forecasts.

Important Information Concerning the Company Management Forecasts

The Company does not publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates and the inherent difficulty of accurately predicting financial performance for future periods.

As part of the Company Board’s evaluation of a potential sale of the Company and other potential strategic alternatives available to the Company (including continuing as an independent company), the Company’s senior management prepared certain unaudited prospective financial projections for the Company from 2026 through 2046 (the “Management Forecasts”). The Management Forecasts were reviewed and discussed with the Company Board in May 2026, as further described in Item 4 under the heading “—Background of the Offer.” The Company Board used the Management Forecasts to assist in its decision-making process in determining to approve and adopt the Merger Agreement and to recommend the Offer. The Management Forecasts were also provided to Centerview and the Company Board approved and instructed the use of, and reliance upon, the Management Forecasts by Centerview in connection with Centerview’s opinion to the Company Board and related financial analyses described in Item 4 under the heading “The Solicitation or Recommendation—Opinion of the Financial Advisor to the Company Board.” The Management Forecasts were not prepared with a view toward public disclosure and were not shared with Parent or Purchaser.

The Management Forecasts were prepared by the Company’s senior management based on assumptions they believed to be reasonably achievable. The Management Forecasts reflect numerous assumptions including with respect to (i) the probability and timing of regulatory approval, commercial success, market size, market share, competition for neladalkib, zidesamtinib and the Company’s other product candidates; (ii) expectations regarding the likely trajectory of sales for neladalkib, zidesamtinib, and the Company’s other product candidates, if approved, including assumptions regarding pricing and reimbursement for neladalkib, zidesamtinib and the Company’s other product candidates; (iii) research and development expenses, sales, general and administrative expenses and other operating expenses; and (iv) other relevant factors relating to the Company’s strategic plan. The probability of success attributed to neladalkib, zidesamtinib and the Company’s other product candidates, and all indications for each product candidate in the Management Forecasts and the corresponding anticipated product candidate launch timelines are based on management assumptions and other considerations. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the projections prepared by Company management. The Management Forecasts cover multiple years, and thus, by their nature, become subject to greater uncertainty with each successive year.

The risk-adjusted Management Forecasts are summarized below:

MANAGEMENT FORECASTS

(dollars in millions)

Fiscal Year Ending December 31,

	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E
Net Revenue	$14	$193	$468	$822	$1,348	$2,528	$3,254	$3,961	$4,612	$5,286	$5,918	$6,629	$7,211	$7,763	$8,256	$5,110	$1,383	$737	$735	$495	$449
Gross Profit	$13	$178	$425	$730	$1,187	$2,195	$2,822	$3,433	$3,994	$4,576	$5,119	$5,738	$6,238	$6,710	$7,126	$4,628	$1,261	$675	$672	$447	$401
EBIT(1)	($593)	($495)	($295)	$20	$470	$1,504	$2,108	$2,704	$3,242	$3,802	$4,322	$4,917	$5,392	$5,839	$6,229	$4,183	$1,122	$587	$582	$402	$364
Less: Tax Expense (If Profitable)(2)	—	—	—	(5)	(118)	(376)	(527)	(676)	(811)	(950)	(1,081)	(1,229)	(1,348)	(1,460)	(1,557)	(1,046)	(280)	(147)	(145)	(100)	(91)
Less: Capital Expenditures	(1)	(1)	(1)	(2)	(3)	(6)	(8)	(10)	(12)	(13)	(15)	(17)	(18)	(19)	(21)	(13)	(3)	(2)	(2)	(1)	(1)
Plus: Depreciation and Amortization	0	0	0	1	1	1	2	3	4	6	7	9	10	12	14	14	14	13	12	11	10
Less: Change in Net Working Capital	9	(23)	(37)	(52)	(75)	(187)	(110)	(109)	(99)	(102)	(96)	(107)	(89)	(85)	(77)	463	550	95	0	27	5
Unlevered Free Cash Flow(3)	($585)	($518)	($333)	($38)	$275	$936	$1,465	$1,913	$2,325	$2,742	$3,137	$3,573	$3,948	$4,287	$4,588	$3,602	$1,402	$547	$447	$338	$287

(1)

Earnings before interest and tax (“EBIT”) refers to the Company’s gross profit less total operating expenses (including sales and marketing expense, general and administrative expense and research and development expense).

(2)	Assumes tax rate of 25%.
(3)

Unlevered free cash flow is defined as EBIT less tax expense, plus depreciation and amortization, less capital expenditures and less changes in net working capital. Excludes the benefit of net operating loss carryforwards and other tax attributes of the Company.

Additional Information Concerning the Management Forecasts

The summary of the Management Forecasts is included in this Schedule 14D-9 to provide the Company’s stockholders with access to certain financial Management Forecasts that were made available to the Company Board and its financial advisors as described above. The Management Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (“GAAP”). The Management Forecasts are forward-looking statements. All of the Management Forecasts summarized in this section were prepared by the Company’s senior management.

The Management Forecasts contain non-GAAP financial measures, including EBIT and unlevered free cash flow. The Company’s senior management included such measures in the Management Forecasts because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Due to the forward-looking nature of these Management Forecasts, specific quantification of the amounts that would be required to reconcile such Management Forecasts to GAAP measures are not available. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. EBIT and unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Management Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and no independent registered public accounting firm assumes any responsibility for the information contained in the Management Forecasts. The KPMG LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Management Forecasts and should not be read to do so.

The Company is summarizing the Management Forecasts in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was provided to the Company Board and the financial advisors as described above. By including the Management Forecasts in this Schedule 14D-9, neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any security holder regarding the information included in the Management Forecasts or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Management Forecasts. The Company has made no representation to Ultimate Parent, Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Management Forecasts, nor was such information provided to Ultimate Parent, Parent or Purchaser prior to entering into the Merger Agreement.

The assumptions and estimates underlying the Management Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized as forecasted. Actual results may differ materially from those reflected in the Management Forecasts. In addition, the Management Forecasts will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

The Company’s actual future financial results may differ materially from those expressed or implied in the Management Forecasts due to numerous factors, including many that are beyond the Company’s ability to control or predict. While presented with numerical specificity, the Management Forecasts necessarily are based on numerous assumptions, many of which are beyond the control of the Company and difficult to predict. Important factors that may affect actual results and result in the Management Forecasts not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the impact of legal proceedings, the effect of global economic conditions, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, and described in Item 8 under the section below entitled “—Cautionary Note Regarding Forward-Looking Statements”. The Management Forecasts also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. The information set forth in the Management Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.

The Management Forecasts were developed based on the Company’s continued operation as a standalone, publicly traded company without giving effect to the Offer and the Merger, and therefore the Management Forecasts do not give effect to the Offer, the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including potential cost synergies to be realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Management Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Management Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. None of the Company, Ultimate Parent, Parent or Purchaser will update or otherwise revise the Management Forecasts hereafter to reflect circumstances arising after their preparation.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Forecasts.

(g) Legal Proceedings.

Legal Proceedings

As of the date of this Schedule 14D-9, there are no legal proceedings related to the Offer or the Merger.

(h) Annual and Quarterly Reports.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 and Quarterly Report on Form 10-Q for the three months ended March 31, 2026, each of which has been filed with the SEC.

(i) Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 includes forward-looking statements that are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. All statements, other than statements of historical fact, are generally forward-looking statements, including all statements regarding the intent, belief, or expectations of Nuvalent and its management. These forward-looking statements typically can be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the proposed transaction, similar transactions, prospective performance, future plans, events, expectations, performance, objectives, opportunities, and the outlook for Nuvalent’s business; the anticipated timing of potential regulatory approval for Nuvalent’s product candidates; the timing of and receipt of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; accordingly, investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially due to several factors. Factors that could cause future results to differ materially include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Nuvalent’s stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement, including circumstances requiring Nuvalent to pay a termination fee pursuant to the merger agreement; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the effects of the transaction (or the announcement or pendency thereof) on relationships with associates, vendors, manufacturers, suppliers, employees (including the risks relating to the ability to retain or hire key personnel), other business partners, or governmental entities or patient groups; transaction costs; the risk that the transaction will divert management’s attention from Nuvalent’s ongoing business operations or otherwise disrupts Nuvalent’s ongoing business operations; changes in Nuvalent’s businesses during the period before any closing; certain restrictions during the pendency of the proposed transaction that may impact Nuvalent’s ability to pursue certain business opportunities or strategic transactions; risks associated with litigation; risks unexpected concerns that may arise from additional data, analysis, or results obtained during preclinical studies and clinical trials; the risk that results of earlier clinical trials may not be predictive of the results of later-stage clinical trials; the risk that data from Nuvalent’s clinical trials may not be sufficient to support registration and that Nuvalent may be required to conduct one or more additional studies or trials prior to seeking registration of zidesamtinib or neladalkib; risks that Nuvalent may not achieve the goals and milestones set forth in its OnTarget 2026 operating plan; the occurrence of adverse safety events; risks that the FDA may not approve our potential products on the timelines we expect, or at all; risks of unexpected costs, delays, or other unexpected hurdles; risks that Nuvalent may not be able to nominate drug candidates from its discovery programs; the direct or indirect impact of public health emergencies or global geopolitical circumstances on the timing and anticipated timing and results of Nuvalent’s clinical trials, strategy, and future operations, including the ARROS-1, ALKOVE-1, ALKAZAR and HEROEX-1 trials; the timing and outcome of Nuvalent’s planned interactions with regulatory authorities; and risks related to obtaining, maintaining, and protecting Nuvalent’s intellectual property; and other factors as set forth in Nuvalent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed with the SEC on May 7, 2026, and other reports filed with the SEC. The forward-looking statements set forth herein speak only as of the date hereof. Nuvalent undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by applicable law.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 24, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement published in The Wall Street Journal on June 24, 2026 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Press Release, dated June 9, 2026 (incorporated by reference to Exhibit 99.1 on the Current Report on Form 8-K filed by the Company on June 9, 2026 (File No. 001-40671)).

(a)(5)(B)	Opinion of Centerview, dated June 8, 2026 (attached to this Schedule 14D-9 as Annex A).

(a)(5)(C)	Email from James R. Porter, Chief Executive Officer of the Company, sent to employees, dated June 9, 2026 (incorporated by reference to Exhibit 99.1 on the Schedule 14D-9C filed by the Company on June 9, 2026 (File No. 005-92743)).

(a)(5)(D)	Employee FAQ, dated June 9, 2026 (incorporated by reference to Exhibit 99.2 on the Schedule 14D-9C filed by the Company on June 9, 2026 (File No. 005-92743)).

(a)(5)(E)	Investor FAQ, dated June 9, 2026 (incorporated by reference to Exhibit 99.3 on the Schedule 14D-9C filed by the Company on June 9, 2026 (File No. 005-92743)).

(a)(5)(F)	Partner Letter, dated June 9, 2026 (incorporated by reference to Exhibit 99.4 on the Schedule 14D-9C filed by the Company on June 9, 2026 (File No. 005-92743)).

(e)(1)	Agreement and Plan of Merger, dated as of June 9, 2026, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on June 9, 2026 (File No. 001-40671)).

(e)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K/A filed by the Company on June 9, 2026 (File No. 001-40671)).

(e)(3)	Confidentiality Agreement, dated as of September 3, 2025, by and between the Company and Parent (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Third Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by the Company on June 16, 2023 (File No. 001-40671)).

(e)(5)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Annual Report on Form 10-K filed by the Company on March 16, 2023 (File No. 001-40671)).

(e)(7)	2021 Stock Option and Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form S-1/A filed by the Company on July 26, 2021 (Registration No. 333-257730)).

Exhibit No.	Description

(e)(8)	Amended and Restated 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by the Company on August 10, 2022 (File No. 001-40671)).

(e)(9)	Revised Form of Restricted Stock Unit Award under 2021 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 of the Annual Report on Form 10-K filed by the Company on February 27, 2024 (File No. 001-40671)).

(e)(10)	Form of Restricted Stock Unit Award Agreement (Performance-Vesting) under 2021 Stock Option and Inducement Plan (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on December 9, 2024 (File No. 001-40671)).

(e)(11)	Form of Indemnification Agreement between the Company and each of its directors (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form S-1 filed by the Company on July 7, 2021 (Registration No. 333-257730)).

(e)(12)	Form of Indemnification Agreement between the Company and each of its executive officers (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form S-1 filed by the Company on July 7, 2021 (Registration No. 333-257730)).

(e)(13)	Senior Executive Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form S-1 filed by the Company on July 7, 2021 (Registration No. 333-257730)).

(e)(14)	Form of Executive Employment Agreement, as amended (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by the Company on November 12, 2024 (File No. 001-40671)).

(e)(17)	Employment Agreement by and between the Company and James R. Porter, dated as of November 5, 2024 (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form S-1 filed by the Company on July 7, 2021 (Registration No. 333-257730)).

(e)(18)	Amendment to Employment Agreement by and between the Company and James R. Porter, dated as of November 5, 2024 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by the Company on November 12, 2024 (File No. 001-40671)).

(e)(19)	2017 Stock Option and Grant Plan, as amended (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-1 filed by the Company on July 7, 2021 (Registration No. 333-257730)).

(e)(20)	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by the Company on May 9, 2024 (File No. 001-40671)).

Annex A— Opinion of Centerview Partners LLC, dated June 8, 2026

Annex B—Section 262 of the Delaware General Corporation Law

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2026	Nuvalent, Inc.

	By:	/s/ James R. Porter
	Name:	James R. Porter
	Title:	Chief Executive Officer

Annex A

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

June 8, 2026

CONFIDENTIAL

The Board of Directors

Nuvalent, Inc.

One Broadway, 14th Floor

Cambridge, MA 02142

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of Class A common stock and Class B common stock, each with a par value of $0.0001 per share (collectively, the “Shares”) (other than Excluded Shares, as defined below), of Nuvalent, Inc., a Delaware corporation (the “Company”), of the $124.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among GlaxoSmithKline LLC, a Delaware limited liability company (“Parent”), Harmony Row Acquisition Co., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company and, solely for purposes of certain provisions thereof, GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”). The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $124.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share not tendered in the Tender Offer (other than (i) each Share held in the treasury of the Company or owned by the Company or its subsidiary, (ii) each Share owned by Ultimate Parent, Parent or Purchaser or any direct or indirect wholly owned subsidiary of Ultimate Parent, Parent or Purchaser and (iii) Dissenting Shares (as defined in the Agreement)) (the shares referred to in clauses (i), (ii) and (iii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $124.00 per Share in cash, without interest (the $124.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company,

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650 FAX: (212) 380-2651 WWW.CENTERVIEWPARTNERS.COM

The Board of Directors

Nuvalent, Inc.

June 8, 2026

and we have not received any compensation from the Company during such period. We are currently engaged to provide financial advisory services unrelated to the Company to a private company in which affiliates of Deerfield Management Co., L.P. (“Deerfield”), a significant minority stockholder of the Company, hold a significant minority equity interest, and we have not received compensation for such services, but may receive compensation in the future. In 2024 and 2025, we were engaged to provide financial advisory services unrelated to the Company to a private company in which affiliates of Deerfield held a significant minority equity interest, and we have not received any compensation in connection with this engagement, which has terminated, but may receive compensation in the future. In the past two years, we have not been engaged to provide financial advisory or other services to Ultimate Parent, and we have not received any compensation from Ultimate Parent during such period. In 2024 and 2025, Centerview Partners UK LLP (“CPUK”), our UK affiliate, was engaged to provide financial advisory services unrelated to the Company to a private company in which an affiliate of Ultimate Parent owned a significant minority equity interest. CPUK has not received any compensation in connection with this engagement, which has terminated, but may receive compensation in the future. We may provide financial advisory and other services to or with respect to the Company, Ultimate Parent, Deerfield or their respective affiliates, including portfolio companies of Deerfield, in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Ultimate Parent, Deerfield or any of their respective affiliates, including portfolio companies of Deerfield, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated June 8, 2026 (the “Draft Agreement”); (ii) Annual Reports on Form l0-K of the Company for the years ended December 31, 2025, December 31, 2024 and December 31, 2023; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative,

The Board of Directors

Nuvalent, Inc.

June 8, 2026

off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

The Board of Directors

Nuvalent, Inc.

June 8, 2026

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CENTERVIEW PARTNERS LLC

Annex B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the

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merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent,

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converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

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(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any

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element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

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(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

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